PE 2/7/2013



13001170

NO ACT

Received SEC

MAR 26 2013

Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

Amy C. Seidel
Faegre Baker Daniels LLP
amy.seidel@faegrebd.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-26-13

Re: Target Corporation
Incoming letter dated February 7, 2013

Dear Ms. Seidel:

This is in response to your letter dated February 7, 2013 concerning the shareholder proposal submitted to Target by the David and Annette Jorgensen Trust. We also have received a letter on the proponent's behalf dated March 7, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David G. Jorgensen
David & Annette Jorgensen Revocable Trust

*** FISMA & OMB Memorandum M-07-16 ***

March 26, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Target Corporation
Incoming letter dated February 7, 2013

The proposal requests that senior management state its philosophy regarding policies on "sustainable" activities that have the potential to reduce Target's bottom line.

There appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Target's public disclosures compare favorably with the guidelines of the proposal and that Target has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Target relies.

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVID & ANNETTE JORGENSEN REVOCABLE TRUST
8/12/93

*** FISMA & OMB Memorandum M-07-16 ***

David G. Jorgensen, Trustee
Annette T. Jorgensen, Trustee

March 7, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via Email: shareholderproposals@sec.gov

RE: Stockholder Proposal of David Jorgensen, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam:

I am writing in response to the letter of Amy C. Seidel on behalf of Target Corporation (the "Company") dated February 7, 2013, requesting your office (the "Commission" or "Staff") take no action if the Company omits my Shareholder Proposal (the "Proposal") from its 2013 proxy materials for its 2013 annual shareholder meeting.

For the following reasons, I respectfully request that the Staff deny the Company's no-action request and properly allow my Proposal to go to the Company's shareholders for a vote.

RESPONSE TO TARGET'S CLAIMS

The Company outlines a litany of reasons why the Staff should exclude my Proposal. None of them are persuasive. Using often contradictory arguments, the Company would have the Staff believe it has A) already implemented my Proposal; yet B) plans to, for some unexplained reason, include a shareholder proposal in its proxy materials that is substantially similar to my own (even though it has already implemented mine?); and C) that my Proposal is somehow both too vague to understand yet specific enough to have already been implemented; D) interferes with the Company's ordinary business.

I will reply to each individually.

1. The Proposal may not be excluded under Rule 14a-8(i)(11), as it calls for a wholly distinct report than any other shareholder proposal properly before the Company.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." The Company claims that my Proposal is substantially similar to one previously submitted by the City of New York Office of the Comptroller (the "NYC Proposal"), which the Company has strategically decided to include in its 2013 proxy materials. The Company has made a gross error in concluding my Proposal is similar to the NYC Proposal. In fact, the two Proposals ask the Company to perform completely opposite tasks and focus on distinct issues.

The NYC Proposal is an obvious effort to add an additional layer of bureaucracy and costs on the Company's suppliers. The NYC Proposal seeks to manage the Company's suppliers and use the Company's buying leverage to require them to adopt costly standards determined, possibly arbitrarily, by an unaccountable international body.[1] My Proposal asks the Company – not the suppliers – for a report on company management's *philosophy* (*i.e.*, beliefs) on certain sustainability practices so that the shareholders might evaluate if the Company's *philosophical approach toward sustainability issues* risks leading management, among other things, to place undue strain on the Company's suppliers and thus increase costs, thus negatively affecting Company profits.

The Company fears that "the likelihood is great that the Company would face directly conflicting directives if both the Proposal and the Prior Proposal were put to a shareholder vote." This fear is unfounded. The two Proposals ask for completely different reports.

The NYC Proposal asks for a report from the Company's suppliers. My Proposal calls for a report from senior management explaining its philosophy of business in a specific area. The NYC Proposal asks for a report that "should include the suppliers' objective assessments and measurements of performance on workplace safety, human and worker rights, and environmental compliance using internationally recognized standards, indicators and measurement protocols." On the other hand, my Proposal asks for a report on the Company's management's approach to sustainability standards as they relate to Company profits and return on investment.

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[1] Further evidence of the NYC Office of the Comptroller's motivation can be found on its website. For instance, in February 2012, the Office of the Comptroller issued a press release trumpeting its shareholder activism concerning sustainability where it emphasized its focus on going after suppliers. See "Liu, Pension Funds Demand Tech Giants Hold Suppliers Responsible," New York City Office of the Comptroller, John C. Liu – Press Release, February 9, 2012, available at http://www.comptroller.nyc.gov/press/2012_releases/pr12-02-013.shtm as of February 21, 2013.

The Company further frets that "if both the Proposal and the Prior Proposal were adopted, the Company would be required to reconcile [my] Proposal, which it characterizes as opposed to, or at the very least critical of, sustainability efforts." Actually, no reconciliation is required. If both were passed, Target would in the case of my proposal, merely have to state its philosophy. If the NYC proposal were passed, it would have to require its significant suppliers (those from which it purchases $1,000,000 ore more) to provide the requested reports, regardless of whether it agreed with that action or not. There is no conflict or confusion.[2]

Even if the Staff concurs that the two Proposals are substantially duplicative, the Company belies this argument by next claiming that it has already substantially implemented my Proposal. In reality, the Company knows that its argument that the two Proposals are substantially duplicative is vacuous. And so is the claim that it has already implemented my Proposal.

2. ***The Proposal cannot be excluded under Rule 14a-8(i)(10) because the Company has not implemented my Proposal in any meaningful sense.***

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 8, 1991).

The Company has not implemented my Proposal.

The Company's claim that is has implemented my Proposal contradicts its claim that is can be excluded as duplicative of another proposal.[3]

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[2] Conflicting proposals in any event are not "duplicates." If the SEC were concerned about possibility, surely it would have used a word other that "duplicate." Nor does it appear that the failure to include a provision on conflicting proposals was an oversight. The SEC did address conflicting proposals in Rule 14a-8(i)(9), however, limited it to proposals that directly conflict with the company's own proposals to be submitted to shareholders at the same meeting

[3] It should be noted here that the Company goes on to argue that my Proposal is inherently vague and it interferes with the Company's ordinary business. The same logic applied to this subsection applies to both of these arguments as well. If my Proposal is so vague that the Company would have no idea how to implement it, so too is the NYC Proposal. And if my Proposal interferes with the Target's ordinary business, so too does the NYC Proposal.

Since the Company claims that it has substantially implemented my Proposal, and that my Proposal is substantially similar to the NYC Proposal, it stands to reason that the NYC Proposal should likewise be excluded as it too has been substantially implemented. Either, the Staff did not concur with the Company to exclude the NYC Proposal or the Company did not ask. Those are the only two logical conclusions.

If the Staff did not concur with the Company to exclude the NYC Proposal on the grounds that the Company has already substantially implemented it, then using the Company's logic that our Proposals are substantially the same, the Staff should not concur with the exclusion of my Proposal.

The Company cannot have it both ways.

The Company has not come close to implementing my Proposal and has instead issued a puff report on its sustainability initiatives void of the specific information my Proposal seeks.

The Company references its 2011 "Here for Good" report as evidence that it has implemented my proposal. That report is primarily a "feel good" piece that is less than concrete and does not differentiate between sustainability initiatives that actually save resources and redound to the Company's bottom line and those that do not. Most so-called sustainability expenditures are beneficial to shareholders, *e.g.*, one can truthfully state that reducing the use of materials like packaging is good for the environment. Reduction in the use of most any material, however, has a major and immediate favorable impact on the bottom line. Saving resources means reducing cost and increasing profit. That is the case with virtually all of the elements mentioned in the report. In terms of supplier standards, it would be expected that Target would provide its own guidelines as described on page 19 of the report on products that it imports directly under its own brand name. After all, it bears full responsibility for those products in terms of customer satisfaction and safety and is for all intents and purposes when it comes to liability the manufacturer. That's a far cry from the kind of top-down standards described in my proposal. The "Here for Good" report devotes considerable verbiage to describing the Company's two major lobbying efforts, both of which if successful will drop straight to the bottom line – debit card fee swiping reform and E-fairness online sales taxes (pp 38-39 of the "Here For Good" report), but not on the kind of harmful lobbying referenced in my proposal. Moreover, the "Here for Good" report is not Target's sole statement of sustainability policy. For example, it has aligned itself as a Supporting Pal to Property and Environment Research Center (PERC), an organization that advocates free-market principles in connection with the environment rather than sustainability at any cost.

The question is whether Target advocates, like its trade association mentioned in my proposal (RILA - Retail Industry Leader's Association) sustainability expenditures for the sake of sustainability. It is impossible to tell from the Company's public statements, whether the Company is in favor of sustainability of the kind advocated by organizations like RILA that detract from the bottom line and are thus harmful to shareholders; whether the Company is in favor of promoting projects which increase the costs for the communities in which its customers reside, or whether the Company concurs with the imposition of top down standards on suppliers that entail extensive bureaucratic documentation, require significant outside laboratory certifications and mandate focus on specific, defined attributes which serve to increase its and its customers' costs.

It should be noted that Target in the "Hear to Stay" report also distances itself from the various trade groups to which it belongs, which could very well include RILA. Target states in that report on page 39:

> We also indirectly engage in advocacy through our memberships in trade associations and other policy-based organizations, which support their member companies by offering educational forums, public-policy advocacy and advancement of issues of common concern. Given the diversity of interests, viewpoints, and broad membership represented by these organizations, the positions they take do not always reflect Target's views. Our financial support of trade associations and other policy-based organizations is limited to educational, lobbying and association management activities.

My proposal simply asks Target to advise whether it, like its industry trade group, supports sustainability measures that harm the interests of its shareholders, customers, and suppliers. That information cannot be gleaned from the referenced report.

My Proposal has not been implemented. The Staff thus should reject the Company's no-action request and allow my Proposal to properly go before the shareholders for a vote.

3. The Proposal may not be excluded under Rule 14a-8(i)(3) since the Proposal is neither vague nor misleading.

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B").

In her letter, Ms. Seidel spends nine pages, scores of paragraphs and thousands of words explaining why my Proposal should be rejected because its provisions match another Proposal and because the provisions have already been implemented before asserting my Proposal is so confusing that management cannot possibly understand it. All of these points cannot simultaneously be true.

The Company contends that the Proposal may be omitted because it contravenes the Commission's proxy rules, specifically Rule 14a-9, "which prohibits any false or misleading statements with respect to any material fact, 'or which omits to state any material fact necessary in order to make the statements therein false or misleading.'" While this is a fine description of the Rule, the Company does fails to state what false statements concerning material facts are in my Proposal.

Instead, the Company merely claims that, since other shareholder proposals advocate sustainability without regard to cost, the proposal is vague and confusing. The Company appears to be underestimating the intelligence of its shareholders and their ability to read. Doubtless the Company's investors have seen many proposals which advocate a variety of social policies. That does not mean, however, that they cannot understand the proposal in question, which merely requests a statement of the Company's policies on those sustainability measures that are not in the best interest of the shareholders. In fact the title of the proposal, "REGARDING DISCLOSURE OF COMPANY POLICIES ON CERTAIN 'SUSTAINABLE ACTIVITIES'" is a precise description of the proposal. The word "certain" is an indication that the proposal does not cover all sustainable activities and invites each shareholder to read further to determine the activities covered.

Furthermore, the Company contends that my use of the phrase "Say on Company Policies" in my subtitle "Say on Company Policies on Certain 'Sustainable' Activities," could confuse shareholders because proposals submitted to various corporations requiring non-binding votes of shareholders to approve executive pay use the phrase "say on" in their titles (the Company also holds non-binding votes on executive pay, but, based on its 2012 proxy, does not use the phrase "say on" in the titles of its executive pay resolutions).

I believe the Company once again underestimates its shareholders, who most certainly will be able to understand that my proposal requesting that "senior management state its philosophy" is in fact a request for a statement of management's philosophy, and not a request for a vote. However, in the interest of eliminating management's concern, I am willing to withdraw the entire subtitle, "Say on Company Policies on Certain 'Sustainable' Activities," and simply have one title, "REGARDING DISCLOSURE OF COMPANY POLICIES ON CERTAIN 'SUSTAINABLE ACTIVITIES.'" My voluntary withdrawal of the subtitle now eliminates any possible reason to reject the entire proposal because of the subtitle.

My proposal is neither vague nor misleading, and as a result, the Staff should reject the Company's no-action request and my Proposal should be presented to the shareholders for a vote.

4. The Proposal cannot be omitted under Rule 14a-8(i)(7) because sustainability is an extraordinary issue and the Proposal does not seek to micromanage the Company.

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the

Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Commission has consistently recognized that sustainability is a significant social policy issue that transcends ordinary business.

In the 1998 Release, the Commission made clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." While at one time, the Staff rejected many proposals that focused on the environment and sustainability, since 2009, the Commission has consistently held that proposals that focus on corporate risk and the environment may not be excluded. Staff Legal Bulletin No. 14E (the "SLB 14E").

My Proposal clearly concerns disclosure of the risk that the Company is engaging in an environmental agenda to the detriment of its corporate responsibilities and its shareholders. This aligns directly with the Commission's direction in SLB 14E, that "[o]n a going-forward basis, rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk."

The Staff articulated this position in *SunTrust Banks, Inc.*, (January 13, 2010), where the Staff did not concur with exclusion of a proposal that requested the "Board of Directors prepare a sustainability report describing strategies to address the environmental and social impacts of SunTrust's business, including strategies to address climate change." The proposal further explained that the "report should include the company's definition of sustainability and a company-wide review of policies, practices, and metrics related to long-term social and environmental sustainability." This is a far-more searching request than I make in my Proposal.

SunTrust, like Target, sought to omit the proposal under the Rule14a-8(i)(7) ordinary business exclusion, claiming that sustainability was not a significant policy issue. The Staff disagreed, stating "[w]e are unable to concur in your view that SunTrust may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we are unable to agree with your assertion that the proposal focuses on business and competitive issues. In our view, the proposal focuses primarily on climate change and sustainability." *SunTrust Banks, Inc.*, (January 13, 2010). Even more so than the proposal in *SunTrust*, my Proposal has a laser-like focus on sustainability.

Target attempts but ultimately fails to distinguish *SunTrust* from my Proposal by claiming that the Proposal goes beyond sustainability and reaches into core business functions. To wit, the Company sites a string of highly irrelevant Staff decisions that implicate common ordinary business. Those decisions are all valid; they simply have no bearing on the present matter. The Commission has made it crystal clear that proposals relating to risk and sustainability transcend ordinary business, and as such, are not excludable.

The Company misstates the Proposal and the Commission's position concerning suppliers and ordinary business; therefore, the Proposal cannot be excluded.

The Company next claims that my Proposal contravenes Rule 14a-8(i)(7) by micromanaging the Company's "retention of suppliers." No logical reading of my Proposal could warrant this conclusion. Rather, my Proposal calls on the Company to explain "[w]hether it favors the imposition of top-down 'sustainability' standards on its suppliers."[4]

To support its proposition that my Proposal interferes with the Company's retention of its suppliers, the Company cites *Duke Energy Corporation* (January 24, 2011) where the Staff concurred with exclusion of a proposal that demanded the company purchase at least 75 percent of its goods and services from "Made in USA" sources. My Proposal does not ask the Company to take any affirmative action in adding, removing or changing requirements placed upon a single one of its suppliers. In contrast, if anything could be said to result in micromanagement, it is the NYC proposal that Target plans to include in its proxy. That proposal would require Target suppliers to provide detailed and costly reports as a condition to doing business with Target.

Therefore, the Staff should reject the Company's no-action request and my Proposal should be presented to the shareholders for a vote.

5. The Proposal should not be excluded, because exclusion would contravene the Commission's mission and clear policy on corporate transparency.

The Commission's Mission Statement is clear: "The mission of the U.S. Securities and Exchange Commission is to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation."[5] The Commission has long maintained that corporate transparency is one of the best – if not the best – way to protect investors. My Proposal is nothing more than a call for transparency.

In a January 2009 office-wide staff report, the Commission renewed its focus on transparency, declaring:

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[4] To the extent that the Company has answered this inquiry in the affirmative in its no-action request, this does not mean it has in any way implemented my Proposal. The Company still needs to make this disclosure in a report to the shareholders.

[5] "The Investor's Advocate: How the SEC Protects Investors, Maintains Market Integrity, and Facilitates Capital Formation," U.S. Securities and Exchange Commission, available at http://www.sec.gov/about/whatwedo.shtml as of February 21, 2013.

> As the Commission moves into its 75th year, it faces new challenges to increase transparency. Now in the midst of turmoil in the world's capital markets, the Commission has the opportunity to demonstrate the leadership it has provided since its founding in 1934. The Commission should lead the way in fostering greater transparency for investors.[6]

At this point, there is no question that Target is actively engaged in many different sustainability initiatives. Of concern to any rational investor is whether those initiatives are limited to those that are beneficial to the Company's bottom line and hence its shareholders or if the Company is pursuing, its industry group's recommendation of sustainability for the sake of sustainability regardless of its impact on shareholders. My Proposal calls on the Company to simply disclose this vital policy information.

The Commission should reject the Company's efforts to block our Proposal. In doing so, the Commission can reassert its goal for increased transparency and reaffirm its mission.

CONCLUSION

The Company has failed to show that my Proposal is substantially similar to the NYC Proposal. It has made no effort to meaningfully implement my Proposal. My Proposal is clear in seeking a disclosure of Company policies on sustainability practices as they relate to profitability. And since the Proposal involves risk and sustainability – something the Commission has recognized as a significant social policy issue – my Proposal does not interfere with ordinary company business.

Based upon the forgoing analysis, I respectfully request that the Staff reject Target's request for a no-action letter concerning my Proposal.

A copy of this correspondence has been timely provided to Target's counsel. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to contact me at David and Annette Jorgensen Trust

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Jorgensen

cc: Amy C. Seidel, Faegre Baker Daniels

[6] "Toward Greater Transparency: Modernizing the Securities and Exchange Commission's Disclosure System," U.S. Securities and Exchange Commission, January 2009, available at http://www.sec.gov/spotlight/disclosureinitiative/report.pdf as of February 21, 2013.

FaegreBD.com

FAEGRE BAKER DANIELS

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Amy C. Seidel
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Faegre Baker Daniels LLP
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February 7, 2013

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Target Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of David G. Jorgensen, Trustee for the David and Annette Jorgensen Revocable Trust

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Target Corporation, a Minnesota corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders scheduled for June 12, 2013 (the "2013 Proxy Materials") a shareholder proposal (the "Proposal") from David G. Jorgensen, Trustee for the David and Annette Jorgensen Revocable Trust (the "Proponent"). The Company requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via e-mail at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

The Company intends to file its 2013 Proxy Materials on or about April 29, 2013.

The Proposal

The Company received the Proposal on December 31, 2012. A full copy of the Proposal is attached hereto as Exhibit A. The Proposal's resolution reads as follows:

> **RESOLVED:** Shareholders request senior management state its philosophy regarding policies on "sustainable" activities that have the potential to reduce Target's bottom line. The statement should include:
>
> a) Whether it favors making capital expenditures for purposes of "sustainability" that are unnecessary for operating purposes and are unaffordable in the sense that they do not provide a reasonable payback, *i.e.*, offer operating cost savings that more than offset expenditures within 3-5 years.
>
> b) Whether it favors lobbying government bodies in the name of "sustainability" to change building codes or infrastructure that serve to increase the cost of building, restrict use of property, or increase local and/or national government costs.
>
> c) Whether it believes that only a collaboration of a retail trade group, government, academics, and/or non-government organizations (a "public/private partnership"), as opposed to the free market, can identify workable opportunities to increase profitability through more efficient use of resources.
>
> d) Whether it favors the imposition of top-down "sustainability" standards on its suppliers, despite the likelihood that these standards will increase suppliers' costs and in turn the costs of goods that they sell, as well as impose barriers to entry to small businesses.

Bases for Exclusion

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(11) As It is Substantially Duplicative of a Prior Proposal That Will Be Included in the Company's 2013 Proxy Materials and That the Company Received Roughly 13 Days Prior to the Company's Receipt of the Proposal.

Rule 14a-8(i)(11) permits a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Exchange Act Release No. 34-12999* (November 22, 1976).

When two substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first-received proposal in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g.*, *Wells Fargo & Co.* (February 8, 2011); *Great Lakes Chemical Corp.* (March 2, 1998). More precisely, a company does not have the option of selecting between duplicative proposals, but must include in its proxy materials the first proposal it received. *See, e.g., Wells Fargo & Co.* (February 5, 2003). On December 20, 2012, roughly 11 days prior to the Company's receipt of the Proposal, the Company received a shareholder proposal (the "Prior Proposal") from the City of New York Office of the Comptroller that addressed, just like the Proposal, the sustainability practices of the Company. A full copy of the Prior Proposal is attached hereto as Exhibit B. The Prior Proposal's resolution reads as follows:

> **RESOLVED:** Shareholders request that the Board of Directors take the steps necessary to require the Company's significant suppliers to each publish an annual, independently verifiable sustainability report that the Company makes available to its shareholders. Among other disclosures, reports should include the suppliers' objective assessments and measurements of performance on workplace safety, human and worker rights, and environmental compliance using internationally recognized standards, indicators and measurement protocols. In addition, reports should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.
>
> Significant suppliers are those from which the Company reasonably expects to purchase at least $1 million in goods and services annually.

Two proposals need not be exactly identical for exclusion under Rule 14a-8(i)(11). Rather, in determining whether two proposals are substantially duplicative, the Staff has consistently taken the position that two proposals with the same "principal thrust or focus" may be substantially duplicative even if such proposals differ as to terms and scope. *See Pacific Gas & Electric Co.* (February 1, 1993) (applying the "principal thrust" and "principal focus" tests). Put differently, two proposals are substantially duplicative where they relate to the "same core issue." *See, e.g., Paychex, Inc.* (July 18, 2005).

As described above, the Proposal requests that the Company's "senior management state its philosophy regarding policies on 'sustainable' activities that have the potential to reduce [the Company's] bottom line." The Proposal's supporting statement identifies as examples of "sustainability" the installation of roof top solar panels, lobbying for "greener" building codes, advocacy of additional recycling infrastructure and taxpayer subsidies of certain sustainability expenditures; in other words, the Proposal addresses economic, environmental and social aspects of the general topic of sustainability. The Proposal's title—"Stockholder Proposal Regarding Disclosure of Company Policies on Certain 'Sustainable' Activities"—further supports that the Proposal's "principal focus" and "core issue" concern sustainability practices relating to the Company.

The Prior Proposal requests that the "Board of Directors take the steps necessary to require the Company's significant suppliers to each publish an annual, independently verifiable sustainability report that the Company [will make] available to its shareholders." Like the Proposal, the Prior Proposal's supporting statement references certain sustainability practices, thus sharpening its principal focus. The Prior Proposal, much like the Proposal, identifies economic, environmental and social features of sustainability as relevant to the report requested in the Prior Proposal.

The core issue and principal focus of the Proposal and the Prior Proposal are the same—that is, they both seek a statement or a report on the sustainability practices relating to the Company, which includes sustainability's economic, environmental and social impacts. Consistent with the Staff's precedent under Rule 14a-8(i)(11), slight differences in the scope of the two proposals at issue is not sufficient to render Rule 14a-8(i)(11)'s exclusion inapplicable. For instance, in *E.I. du Pont de Nemours and Co.* (February 9, 2005), the Staff concurred with the exclusion of a proposal that requested the company to "commit to a program of outside, independent monitoring of compliance with [certain human rights] standards" because it was substantially duplicative of a proposal that sought the preparation of "a report at reasonable cost to shareholders concerning implementation of [a human rights] policy." Despite the two proposals effectively asking for different things—the commitment to operate in a certain respect versus the preparation of a report—the Staff agreed that the two proposal's "core issue" was human rights and thus allowed the company to exclude the first-submitted proposal. Similarly, in the instant case, who is required to supply the statement or report on sustainability does not alter the fact that the core issue of both proposals is sustainability practices relating to the Company.

Furthermore, the Staff has concurred with the view that, where the inclusion of the earlier- and later-received proposals in the company proxy materials and the shareholders' approval of both could lead to directly conflicting or inconsistent results or shareholder confusion, a company may exclude the later-received proposal pursuant to Rule 14a-8(i)(11). *See, e.g., JPMorgan Chase & Co.* (March 7, 2011) (concurring with the exclusion under Rule 14a-8(i)(11) of the later-received proposal that sought that the chairman of the board be an independent director on the grounds that it was substantially duplicative of the conflicting earlier-received proposal that sought an independent lead director but have a chairman who is not independent); *Monsanto Company* (February 7, 2000) (permitting the exclusion of a later-received proposal requesting that all directors be elected each year as substantially duplicative of a proposal requesting that the entire board be elected at every third annual meeting, noting that "shareholder approval of both proposals would require the board to choose between an annual and triennial timetable for election of candidates for seats on a declassified board").

In this case, the likelihood is great that the Company would face directly conflicting directives if both the Proposal and the Prior Proposal were put to a shareholder vote. Specifically, if both the Proposal and the Prior Proposal were adopted, the Company would be required to reconcile the Proposal, which is opposed to, or at the very least skeptical of, sustainability efforts (e.g., the supporting statement's comment that the Retail Industry Leaders Association ("RILA") sustainability initiatives "increase cost of operations without the opportunity for payback" and that such "external mandates increase costs (and ultimately will increase [the Company's] prices), stifle real innovation, and raise an effective barrier to entry to small business suppliers"), with the Prior Proposal, which effectively is pro-sustainability (e.g., noting in its supporting statement that "[i]ncreasingly, global companies recognize that their suppliers' impacts and sustainability are inextricably intertwined with their own success" and that "93% of CEOs agree that integrating sustainability issues is critical to the future success of their business"). The vote itself, particularly if both proposals were approved, could lead to further confusion as the shareholders' intent and the mandate they issue will be unclear, precisely the situation Rule 14a-8(i)(11) was designed to prevent. *See, e.g., Time Warner Inc.* (March 2, 2006) (recognizing that "the policy concern behind Rule 14a-8(i)(11) would be frustrated [if] the Company either would have to address conflicting mandates from stockholders (if one proposal were approved but the other rejected) or would have to address [what] stockholders desired (if both proposals were approved")).

Accordingly, based on the Staff's precedent holding that a proposal may be excluded where it is substantially duplicative of or conflicts with a prior proposal that has the same "principal thrust," "principal focus" or "same core issue," the Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(11) as it shares the "same core issue" of the Prior Proposal and is thus substantially duplicative of it.

B. The Proposal May Be Properly Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Already "Substantially Implemented" It.

Rule 14a-8(i)(10) provides that a company may exclude a proposal from its proxy materials if "the company has already substantially implemented the proposal." The Commission adopted the current version of this exclusion in 1983, and since then it has regularly concurred that when a company can demonstrate that it has addressed each element of a proposal, that proposal may be excluded. However, the company need not have implemented each element in the precise manner suggested by the proponent. *Exchange Act Release No. 34-20091* (August 16, 1983). Rather, the actions taken by the company must have addressed the proposal's "essential objectives." *See Anheuser-Busch Companies, Inc.* (January 17, 2007). The Staff has articulated this standard differently by stating that "a determination that the company has substantially implemented the proposal depends upon whether the particular policies, practices and procedures *compare favorably* with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (emphasis added).

In this case, the Company has already "substantially implemented" the Proposal and may therefore exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already stated its philosophy regarding policies on "sustainable" activities and the impact of those activities on the Company's business in its 2011 Corporate Responsibility Report (the "Report"), which is attached hereto as Exhibit C. Notably, the Report uses the Global Reporting Initiative 3.1 framework, which is one of the most credible and widely used standards for reporting environmental, social and governance performance. On page 3 of the Report, the Company articulates in the CEO Message by Mr. Gregg Steinhafel, the Company's Chairman, President and Chief Executive Officer and clearly a member of the "senior management" referred to by the Proposal, that sustainability is an important part of its business strategy:

> When Target opened in 1962, ***we believed we could build a sustainable business that strengthened communities for the long term*** by continually anticipating the consumer needs of the moment.
>
> . . . .
>
> ***Central to our management philosophy was the belief that our business could benefit communities, and that strong, healthy communities would be essential to lasting business success*** (emphasis added).

The Report specifically addresses the role of sustainable activities by detailing in pages 10-29 that environmental sustainability, safety and preparedness, guest well-being and responsible sourcing are core components of how the Company can build strong, healthy and safe communities to support lasting business success. The Report's prominent discussion of how "sustainable" activities are an important part of the Company's long-term business success and the contents of the CEO Message squarely address and, in fact, substantially implement the Proposal's request that "senior management state its philosophy regarding policies on 'sustainable' activities that have the potential to reduce Target's bottom line." Beyond that basic request, the Proposal includes four guidelines and, as discussed below, the Company's disclosure in the Report and on its website "compares favorably" with each of the guidelines the Proposal wants the Company to address in the Company's statement of philosophy on "sustainable" activities. The Company may therefore exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10).

1. Capital Expenditures for Purposes of "Sustainability."

Though the Company does not frame its disclosure in the way framed by the Proposal—i.e., that capital expenditures for sustainability "are unnecessary for operating purposes and are unaffordable in the sense that they do not provide a reasonable payback"—the Company does, as discussed above, clearly articulate that it believes those sustainability measures are important to building long-term business success. The Company provides a number of examples and significant disclosure on capital expenditures it has made for purposes of "sustainability" that the Company thought were necessary, affordable and good for its business. With respect to environmental sustainability, the Company discloses a number of its significant initiatives, including:

- More efficient operations by eliminating waste, minimizing the Company's carbon footprint, reducing water use, increasing ENERGY STAR certifications and improving transportation efficiencies (pages 13-17 of the Report);
- Sustainable packaging, supported by a goal to enhance owned-brand packaging designs to reduce package size and weight and increase use of recycled or renewable content (pages 12-13 of the Report);
- Smart development by creating buildings that use space more efficiently and improve guest, team member and community experiences (page 13 of the Report);
- Sustainable living, supported by the Company's recycling program and efforts to encourage use of reusable bags (pages 11 and 14 of the Report); and
- Sustainable, traceable seafood by the end of 2015 (pages 11-12 of the Report).

In addition, expenditures the Company has made in the name of sustainability extend beyond the environment. As mentioned on page 6 of the Report, the Company has a tradition, started by the Company's founding family in 1946, of giving 5% of its income to organizations that support local communities. The Report, on page 7, expands on those efforts in the area of sustaining local communities by discussing expenditures in disaster relief and education. For instance, the Company spent more than $1 million in 2011 on disaster relief aid, and has provided more than $3 million in grants to law enforcement and emergency management organizations to help build strong, safe and healthy communities. Moreover, in 2010, the Company announced plans to give $1 billion for educational initiatives by fiscal year end 2015. In 2011 alone, the Company donated $100 million to support education, bringing its cumulative support to educational causes to $679 million since 2010.[1]

Although clearly not the business strategy the Proposal advocates, the programs discussed above were developed and implemented as part of the Company's stated belief that capital expenditures for those sustainability initiatives are an important part of the Company's commitment to building and growing a sustainable business, a philosophy the Company has maintained since it was founded in 1962. To reiterate the CEO Message on page 3 of the Report, central to the Company's philosophy is and "was the belief that [the Company's] business could benefit communities, and that strong, healthy communities ***would be essential to lasting business success***" (emphasis added). In other words, the Company makes expenditures not solely for the purpose of sustainability, but that such expenditures on sustainability initiatives are good for communities and, in turn, are essential for the Company's business. While not the implied policy preference of the Proposal (which, as discussed above, appears opposed to, or at the very least skeptical of, sustainability efforts), the Company's disclosed philosophy and sustainability expenditures "compare favorably" with the Proposal's first guideline that the Company's sustainability statement include "whether [the Company] favors making capital expenditures for purposes of 'sustainability.'"

2. Lobbying Government Bodies.

The Company believes that engaging in legislative, public-policy and lobbying activity is an important and necessary element of being a diversified, multi-national retail business. In the Report on page 38, the Company makes clear that it lobbies "on a number of issues important to [the Company] and the retail industry," and often works "with elected officials of all political parties to help shape constructive public-policy solutions that benefit [the Company's] business, team, guests and the communities [the Company] serve[s]." In the Report, the Company specifically identified organized retail crime, community safety, taxes, trade, product safety, data security, health-care reform and employment and labor issues as important matters to which it engages in lobbying efforts. However, the Company also noted that "the specific issues vary with legislative activity and schedules." In addition, the Company explains that it indirectly engages in advocacy through its memberships in trade associations and other policy-based organizations, which support their member companies by offering educational forums, public-policy advocacy and advancement of issues of common concern. In short, the Company lobbies on issues that could have a negative effect on its business. Accordingly, though the Company does not expressly identify every possible "sustainability" issue as a lobbying priority, the Report evidences the Company's commitment to sustainability as an important part of its business and thus its willingness to engage policy makers on issues that will help or hurt the Company's "sustainability" activities. Again, while not the implied policy preference of the Proposal, the Company's willingness to lobby on issues important to it, including those that may involve sustainability, and the Company's emphasis on sustainability's importance to its business "compare favorably" with the Proposal's second guideline that the Company's sustainability statement include "whether [the Company] favors lobbying government bodies in the name of 'sustainability.'"

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[1] For more general disclosure on the Company's engagement with education sustainability issues, see https://corporate.target.com/corporate-responsibility/goals-reporting/goals-progress.

3. Collaboration or Free Market to Identify Workable Opportunities to Increase Profitability Through More Efficient Use of Resources.

The Company extensively discusses its stakeholder engagement philosophy and rationale and identifies various stakeholders on pages 43-45 of the Report. The Company explicitly articulates in its discussion of stakeholder engagement on page 43 of the Report that "[e]ngaging with [the Company's] stakeholders, listening to their ideas, concerns and perspectives is ***vital to [the Company's] business***" (emphasis added). The long-term relationships with shareholders and other stakeholders, including guests, team members, community members and leaders, government agencies and NGOs support the Company's belief that it "***can do more good through partnerships than [the Company] could ever do on [its] own***" (emphasis added) (page 43 of the Report). Specific to efficient use of resources, the Company has articulated clear goals and made efforts to improve efficiency in its operations in a variety of ways (as discussed in B.1 above). As part of that process, the Company has engaged its stakeholders, including regulators, manufacturers, industry and nonprofit organizations and other retailers. As mentioned under the lobbying discussion (B.2 above), the Company also engages with trade associations (such as RILA) and other policy-based organizations. In 2011 the Company became a founding member of the Sustainable Apparel Coalition (the "SAC"),[2] whose membership includes different brands and retailers, suppliers, industry affiliates , non-profit, government and educational institutions. One of the objectives of the SAC, specified on page 27 of the Report, is to "develop standardized tools and processes for greater efficiency, accelerate the improvement of industry sustainability performance and identify further opportunities for innovation." In addition, the Company recently partnered with FishWise to improve the sustainability and financial performance of seafood retailers, distributors and producers. Other stakeholder collaborations are mentioned throughout the Report.

In effect, the Company identifies and takes advantage of workable opportunities to increase profitability through more efficient use of resources, and does not hesitate to engage stakeholders because of the Company's belief that it "can do more good through partnerships than [the Company] could ever do on [its] own." Again, while not the implied policy preference of the Proposal, the Company's stated belief in the value of stakeholder engagement and collaboration "compares favorably" with the Proposal's third guideline that the Company's sustainability statement include "whether it believes that only a collaboration of a retail trade group, government, academics, and/or non-government organizations (a 'public/private partnership'), as opposed to the free market, can identify workable opportunities to increase profitability through more efficient use of resources."

4. Imposition of Top-Down "Sustainability" Standards on Suppliers.

The Report, on page 19, specifies that the Company holds its partners—including suppliers, vendors, manufacturers and contractors—to the same high standards it holds itself. The Company's Target Sourcing Services team seeks to ensure that the Company's "vendor partners operate efficient, safe and ethical factories that are capable of producing safe, reliable and high-quality products." Of particular note, the Company has established and disclosed in the Report on pages 20-21 certain Standards of Vendor Engagement, primarily focused on social and human rights, with which the Company's vendors must comply. The Company also discloses details on its compliance program,

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[2] For more information on the SAC and the Company's other sustainability efforts, see https://corporate.target.com/corporate-responsibility/responsible-sourcing/sustainability.

which helps to monitor whether the Company's vendors are meeting those standards. The Company is also introducing a process to engage its global supplier base with an environmental assessment. Each of these measures, which the Proposal might characterize as "top-down" standards, are being implemented to support the Company's core belief that sustainability is one part of how the Company can build strong, healthy and safe communities to support lasting business success. Again, while not the implied policy preference of the Proposal, the Company's belief that its partners should be held to the same high standards it holds itself, which the Company implements "top-down" through disclosed vendor standards enforced through a compliance program, "compares favorably" with the Proposal's fourth guideline that the Company's sustainability statement include "whether it favors the imposition of top-down 'sustainability' standards on its suppliers."

As noted above, the Company's disclosure pertaining to the four guidelines addresses and "compares favorably" to each and every one of the core elements of the Proposal, even though the Company's disclosures might not be the policy decisions implicitly favored by the Proposal. The Staff has consistently concurred with the exclusion of proposals under Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. For example, in *Wal-Mart Stores, Inc.* (March 30, 2010), at issue was a proposal that sought the adoption of "principles for national and international action to stop global warming," and set forth six principles by which the policy must abide. Wal-Mart Stores argued under Rule 14a-8(i)(10) that it had "in place policies regarding national and international action that embody and reflect, *at least to some degree*, each of the" six principles listed in the proposal (emphasis added). The Commission concurred with the exclusion of the proposal under Rule 14a-8(i)(10) as "Wal-Mart's policies, practices and procedures compare favorably with the guidelines of the proposal." *See also, e.g., Texaco, Inc.* (March 28, 1991) (permitting the exclusion under Rule 14a-8(i)(10) of a proposal seeking the adoption of the "Valdez Principles" regarding environmental matters because it was substantially implemented by company policies and practices concerning environmental disclosure and compliance review).

Moreover, though the Company's actions thus far may not precisely fit within the framework of the Proposal due to the Proponent's strategy of tacking on presumptive narratives to each guideline to imply the Proponent's policy preferences on sustainability (e.g., guideline one's language "that are unnecessary for operating purposes and are unaffordable"; guideline two's language "that serve to increase the cost of building, restrict the use of property, or increase local and/or national government costs"; guideline three's language "only a collaboration [public/private partnership] as opposed to the free market"; and guideline four's language "despite the likelihood that these standards will increase suppliers' costs and in turn the costs of the goods that they sell, as well as impose barriers to small businesses"), the Staff has concurred with the exclusion of proposals where a company's actions did not precisely fit those called for by the proposal. In *Exxon Mobil Corp.* (March 23, 2009), the company received a proposal that sought a report on the company's political contributions and expenditures. In its supporting statement, the *Exxon* proponent argued that the company's policy and report on political contributions dealt only minimally with payments to the specified organizations. Nevertheless, the Staff concurred with the company that its disclosures were sufficient to demonstrate substantial implementation of the proposal even though the company did not disclose all payments to the particular organizations requested by the proposal.

Much like in the examples just described, the Company's publicly available policies and practices already state the Company's philosophy that sustainability is an important part of building strong communities to support lasting business success, and address the four guidelines specified in the Proposal. The Company has disclosed on its own website for both the public and its own shareholders (1) the capital expenditures it makes for purposes of "sustainability," (2) its lobbying activities and what it lobbies for, (3) its individual initiatives and collaboration with other entities to identify and take advantage of workable opportunities to increase profitability through more efficient use of resources and (4) its imposition of "sustainability" standards on its vendors and suppliers. As such, the very concerns raised by the Proposal have been addressed and reported to the public and the Company's shareholders. Therefore, for the reasons stated above and in accordance with Rule 14a-8(i)(10), the Company believes it may exclude the Proposal from the 2013 Proxy Materials.

C. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Impermissibly Vague and Indefinite so as to be Inherently Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a company may exclude a proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits any false or misleading statements with respect to any material fact, "or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In interpreting Rule 14a-8(i)(3), the Staff has taken the position that a proposal may be excluded in its entirety "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004); *see also, e.g., Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (February 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

Under these standards, the Proposal is excludable because of its confusing, and thus misleading, divide between the presupposition it makes regarding sustainability, on the one hand, and a report merely informing the shareholders of the Company's sustainability efforts, on the other hand. In particular, the Proposal appears to presuppose the conclusion that sustainability it not a good investment unless, at the least, such measures provide some sort of reasonable payback "within 3-5 years." This is evidenced largely by the Proposal's resolution that requests a report that would address, amongst other things, whether the Company favors sustainability capital expenditures "that are unnecessary for operating purposes and are unaffordable in the sense that they do not provide a reasonable payback, *i.e.* offer operating cost savings that more than offset expenditures within 3-5 years" and whether the Company favors sustainability standards on suppliers "despite the likelihood that these standards will increase suppliers' costs and in turn the costs of goods that they sell, as well as impose barriers to entry to small business." Furthermore, the supporting statement suggests that corporate sustainability efforts "are a morass of unnecessary requirements that entail extensive bureaucratic documentation, require significant outside laboratory certifications" and "increase costs (and ultimately will increase Target's prices), stifle real innovation, and raise an effective barrier to entry to small business suppliers."

As such, the Proposal creates the impression that the Proponent is opposed to, or at least skeptical of, the Company's sustainability activities because of the associated costs. In contrast, most shareholder proposals submitted on the topic of sustainability tend to support sustainability activities. The Proposal's prominent title—"Stockholder Proposal Regarding Disclosure of Company Policies on Certain 'Sustainable' Activities"—suggests that the Proposal is outcome-neutral, whereas other parts of the Proposal and the supporting statement are clearly not. Many companies with consumer-facing brands, like the Company, frequently receive input and direction favoring sustainable activities, without regard to cost, and a shareholder reading the title of the Proposal may assume that the Proposal does, too. In effect, shareholders that are interested in the Company's sustainability efforts could very likely be confused and misled as to whether they are voting for the Proposal's presupposed conclusion (i.e., the belief that some, if not many, of the Company's sustainability efforts are a negative for the Company because they do not provide a "reasonable payback . . . within 3-5 years" (as that term is understood by the Proponent)) <u>or</u> voting for a report on the Company's sustainability efforts. A shareholder interested in factual information about the Company's sustainability policies may be confused as to whether a vote "For" the Proposal suggests that the shareholder agrees with the Proponent's presupposition. As such, because of the confusing nature of the Proposal, the Company may exclude it in its entirety under Rule 14a-8(i)(3).

Further, the Company believes it may also exclude the Proposal in its entirety because of its use of the phrase "*Say on* Company Policies" (emphasis added) in the Proposal's sub-title, "Say on Company Policies on Certain 'Sustainable' Activities," which is typically associated with the well-known and often-reported-on shareholders' "say-on-pay" vote. In a say-on-pay vote pursuant to Section 14A of the Securities Exchange Act of 1934, a company subject to the rule must provide shareholders, at least once every three years, an opportunity to vote to approve, on an advisory basis, the compensation of the company's executives. Though the "say-on-pay" vote is not binding on the company, its point is to provide shareholders a chance to *actively* provide their input on an important business matter. Accordingly, the Proposal's use of the phrase "Say on Company Policies" could confuse shareholders, and thus mislead them into thinking that they are being asked to vote on the Company's policies on certain sustainable activities. However, the text of the resolution indicates that shareholders are voting to request that "senior management state its philosophy regarding policies on 'sustainable' activities." Given the confusing interaction between "Say on" in the heading above the resolution and the resolution itself, the shareholders could be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires"—a vote to approve the Company's sustainability policies or a vote to require a statement of philosophy on sustainability. Accordingly, as a result of the vague and indefinite nature of the Proposal, and consistent with Staff precedent, the Company believes that it may exclude the Proposal in its entirety under Rule 14a-8(i)(3).

On the other hand, if the Staff does not agree that the Company may exclude the Proposal in its entirety, we respectfully request that the Staff concur in the exclusion of "Say on" in the heading above the resolution in accordance with Rule 14a-8(i)(3), because "Say on" is misleading when read in conjunction with the resolution. In *Staff Legal Bulletin No. 14* (July 13, 2001) and *Staff Legal Bulletin No. 14B* (September 15, 2004) (collectively, the "<u>Bulletins</u>"), the Staff clarified its views regarding when modification of a portion of a proposal is appropriate under Rule 14a-8(i)(3). Specifically, the Bulletins indicate that modification is appropriate when, among other things, a portion of the proposal is so inherently vague or misleading that the shareholders would not be able to determine with any reasonable certainty exactly what actions the proposal requires. The "Say on" language in the heading above the resolution could be confused with the well-known "say-on-pay" vote, which requires a much different vote than the Proposal requests in its resolution. In effect, the shareholders could be unclear about exactly what they are voting on. Accordingly, if the Staff does not agree that the Proposal may be excluded in its entirety, we request the Staff to concur that the "Say on" language in the heading above the resolution may be excluded under Rule 14a-8(i)(3).

D. The Proposal May Be Properly Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating to the Company's Ordinary Business.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business" operations. According to the Commission, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word; rather, the Commission understands "ordinary business" as being "rooted in the corporate law concept providing management with the flexibility in directing certain core matters involving the [c]ompany's business." *Exchange Act Release No. 34-40018* (May 21, 1998). More specifically, the "ordinary business" exception is designed "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

In defining the boundaries of Rule 14a-8(i)(7), the Commission has explained that the exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing *Exchange Act Release No. 34-12999* (November 22, 1976)).

When examining whether a proposal may be excluded under the Commission's "ordinary business" standard, the first step is to determine whether the proposal touches upon any "significant social policy issue." If the proposal does not touch upon such an issue, and the Staff agrees that it is an ordinary business matter, then the company may exclude it under Rule 14a-8(i)(7). However, if the proposal does touch upon a significant social policy issue, that is not necessarily the end of the analysis. Rather, the Staff has concurred with the exclusion of shareholder proposals that touch upon a significant social policy issue when other aspects of the proposal implicate a company's ordinary business.

The Commission has noted that certain topics related to sustainability may present a significant social policy issue, and thus has in the past declined to concur with the exclusion of proposals requesting sustainability and environmental reports regarding the effects of a company's operations on the environment. For instance, in *Chesapeake Energy Corp.* (April 13, 2010), the Staff refused to agree with the exclusion of a proposal that requested the company to prepare a report summarizing the effects of the company's fracturing operations on the environment because the proposal "focuse[d] primarily on the environmental impacts" of the company's operations. *See also Ultra Petroleum Corp.* (March 26, 2010). Similarly, in *SunTrust Banks, Inc.* (January 13, 2010), the Staff did not permit the exclusion of a proposal that requested a "sustainability report describing strategies to address the environmental and social impacts of [the company's] business, including strategies to address climate change," on the ground that "the proposal focuse[d] primarily on climate change and sustainability."

However, unlike the proposals described above, the Proposal here does not limit itself to "sustainability," but rather also concerns the Company's decision-making process on how to "reduce its bottom line." In other words, the Proposal implicates "core matters involving the Company's business and operations." In *General Electric Co.* (February 3, 2012), the SEC permitted the exclusion of a shareholder proposal that requested the preparation of an annual report "disclosing the financial, reputational and commercial risks related to changes to, and changes in interpretation of, U.S. federal, state, local and foreign tax laws and policies." The company argued that the proposal, at its base, related to the company's management of its tax expense. In concurring with the company, the Staff commented that the proposal was excludable because it related to "decisions concerning the company's tax expense and *sources of financing*" (emphasis added). The Staff has also agreed with the exclusion of other proposals that touched upon a company's decisions regarding its finances and finance operations. *See, e.g.*, *MGM Mirage* (March 6, 2009) (permitting the exclusion of a proposal requesting the implementation of a discount dining program on the ground that it related to the company's "discount pricing policies"); *Western Union Co.* (March 7, 2007) (concurring with the exclusion of a proposal seeking the company's board to undertake a special review of the company's remittance practices, including the review of, among other things, the company's pricing structure on the ground that the proposal related to "the prices charged by the company"); *H&R Block, Inc.* (August 1, 2006) (concurring with the exclusion on ordinary business grounds of a proposal requesting that the company cease its current practice of issuing high interest rate refund anticipation loans). Therefore, as the proposal relates to the company's decision-making process regarding its finances (i.e., its "bottom line"), the Proposal is excludable as relating to the Company's ordinary business under Rule 14a-8(i)(7).

Additionally, the Proposal, beyond "sustainability," addresses the Company's relationship with its suppliers. Specifically, the Proposal requests that the statement include whether "it favors the imposition of top-down 'sustainability' standards on its suppliers, despite the likelihood that these standards will increase suppliers' costs and in turn the costs of the costs of the goods that they sell." In *Exchange Act Release No. 40018* (May 21, 1998), the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7), stating:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the *retention of suppliers* (emphasis added).

In that regard, the Proposal is similar to a number of no-action letters in which the Staff has affirmed its stance in *Exchange Act Release No. 40018*. For example, in *Duke Energy Corporation* (January 24, 2011), the Staff concurred with the exclusion of a proposal that suggested that the company "strive to purchase a very high percentage (defined here as more than 75%) of 'Made in USA' goods and services." The company argued that the proposal worked to effectively require the company to choose particular suppliers based on the proposal's four corners. In agreeing with the exclusion of the proposal, the Staff noted that "the proposal relate[d] to supplier relationships," and that "[p]roposals concerning decisions relat[ed] to supplier relationships are generally excludable under [R]ule 14a-8(i)(7)." *See also, e.g., International Business Machines Corp.* (December 29, 2006) (permitting the exclusion of a proposal that sought to have the company update its evaluation process for selection of its suppliers based on the company's argument that the proposal sought to intervene in the company's relationship with its suppliers). Most like *Duke Energy Corporation*, the Proposal here intervenes in the Company's relationship with its suppliers by requiring the Company to effectively commit to a policy in how it chooses its suppliers, i.e., those that are willing to accept the Company's imposition of top-down sustainability standards. Thus, as the Proposal relates to the Company's relationship with its suppliers, the Company believes it may exclude the Proposal pursuant to Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please feel free to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

FAEGRE BAKER DANIELS LLP



Amy C. Seidel
Partner

cc: Andrew J. Neuharth
Senior Corporate Counsel
Target Corporation

David G. Jorgensen, Trustee
David and Annette Jorgensen Revocable Trust

*** FISMA & OMB Memorandum M-07-16 ***

dms.us.51453681.01

Exhibit A

DAVID & ANNETTE JORGENSEN REVOCABLE TRUST
8/12/93

*** FISMA & OMB Memorandum M-07-16 ***

VIA FACSIMILE to 612-696-6909

David G. Jorgensen, Trustee
Annette T. Jorgensen, Trustee

December 31, 2012

Mr. Timothy R. Baer
Corporate Secretary
Target Corporation
1000 Nicollet Mall, Mail Stop TPS-2670
Minneapolis. Minnesota 55403

Dear Mr. Baer:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Target Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as trustee for the David and Annette Jorgensen Trust, which has continuously owned Target shares with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2013 annual meeting of shareholders.

Copies of correspondence or a request for a "no-action" letter should be forwarded to the David and Annette Jorgensen Trust at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Jorgensen

Attachment: Shareholder Proposal - Say on Sustainability Spending

STOCKHOLDER PROPOSAL

REGARDING DISCLOSURE OF COMPANY POLICIES ON CERTAIN "SUSTAINABLE" ACTIVITIES

Say on Company Policies on Certain "Sustainable" Activities

RESOLVED: Shareholders request senior management state its philosophy regarding policies on "sustainable" activities that have the potential to reduce Target's bottom line. The statement should include:

a) Whether it favors making capital expenditures for purposes of "sustainability" that are unnecessary for operating purposes and are unaffordable in the sense that they do not provide a reasonable payback, *i.e.*, offer operating cost savings that more than offset expenditures within 3-5 years.

b) Whether it favors lobbying government bodies in the name of "sustainability" to change building codes or infrastructures that serve to increase the cost of building, restrict use of property, or increase local and/or national government costs.

c) Whether it believes that only a collaboration of a retail trade group, government, academics, and/or non-government organizations (a "public/private partnership"), as opposed to the free market, can identify workable opportunities to increase profitability through more efficient use of resources.

d) Whether it favors the imposition of top-down "sustainability" standards on its suppliers, despite the likelihood that these standards will increase suppliers' costs and in turn the costs of the goods that they sell, as well as impose barriers to entry to small businesses.

Supporting Statement

As shareholders, we believe the ongoing profitability of our company is critical. We note with concern **Target's** membership in the Retail Industry Leaders Association (RILA), an organization that advocates the adoption of top-down rather than market-driven "sustainability" policies. "Sustainability" has become a new corporate buzzword and a major national and international policy concern. Many of RILA's initiatives increase cost of operations without the opportunity for payback, much less a reasonable return on the expenditure (*e.g.*, the installation of roof top solar panels). Other initiatives augment the cost of government both nationally and in local communities (*e.g.*, lobbying for "greener" building codes; advocacy of additional recycling infrastructure, and/or taxpayer subsidies of unaffordable "sustainability" expenditures). RILA contends that retailers on their own, despite evidence to the contrary, are incapable of saving money through conservation of resources. Instead, RILA requires the collaboration of Stakeholders: government (in particular, the EPA), non-government organizations (*e.g.*, the National Resources Defense Council), academics, and other retailers, to identify and agree upon the appropriate methods.

Finally, contrary to the dictates of a competitive market and the rule of law, RILA maintains that unless industry and stakeholders collaborate to develop supplier "sustainability" standards, **Target's** suppliers will waste resources, abuse their employees, and defile the environment. The Stakeholders' top-down systems proposed to-date are a morass of unnecessary requirements that entail extensive bureaucratic documentation, require significant outside laboratory certifications and mandate focus on specific, defined attributes. These external mandates increase costs (and ultimately will increase **Target's** prices), stifle real innovation, and raise an effective barrier to entry to small business suppliers.

*** FISMA & OMB Memorandum M-07-16 ***

DAVID & ANNETTE JORGENSEN REVOCABLE TRUST

*** FISMA & OMB Memorandum M-07-16 ***

VIA FACSIMILE to 612-696-6909

David G. Jorgensen, Trustee
Annette T. Jorgensen, Trustee

January 4, 2013

Mr. Timothy R. Baer
Corporate Secretary
Target Corporation
1000 Nicollet Mall, Mail Stop TPS-2670
Minneapolis, Minnesota 55403

RE: David and Annette Jorgensen Trust's Shareholder Proposal "Say on Sustainability Spending"

Dear Mr. Baer:

As trustee for the David and Annette Jorgensen Trust, I hereby submit the enclosed Proof of Ownership letter concerning the David and Annette Jorgensen Trust's "Say on Sustainability Spending" shareholder proposal that I submitted to the Company on December 31, 2012, verifying the trust's sufficient ownership of Target Corporation stock.

As previously stated, and confirmed by the attached proof of ownership letter, the trust owns more than $2,000 in value of Target Corporation stock, has done so continuously for more than a year prior to the date of the trust's proposal submission, and intends to hold more than $2,000 in value of Target Corporation stock through the date of the company's next annual meeting of shareholders.

Copies of correspondence or a request for a "no-action" letter should be forwarded to the David and Annette Jorgensen Trust at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



David Jorgensen

Attachment: Proof of Ownership



January 2, 2013

To Wnom It May Concern:

Please accept this letter as confirmation that David and Annette Jorgensen have an account registered in the name of Jorgensen Revocable Trust with us here at Fidelity Investments. The trust account holds shares of Target Corp symbol TGT with a value greater than $2000.00. The shares, which at all times had a value exceeding $2000.00, were held in the account for the full calendar year of 2012.

Should you have any questions or need any additional information, please do not hesitate to contact me.

Thank you

Adam Howley
Client Service Manager
Fidelity Family Office Services
200 Seaport Boulevard, Mailzone Z2N
Boston, MA 02210
Phone: (866) 654-3796
Fax: (800) 819-7046
Email: FFOSService@fmr.com

Exhibit B



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

December 18, 2012

Mr.Timothy R. Baer
Corporate Secretary
Target Corporation
1000 Nicollet Mall
Mail Stop TPS-2670
Minneapolis, Minnesota 55403

Dear Mr. Baer:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Target Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland

Enclosures

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to require the Company's significant suppliers to each publish an annual, independently verifiable sustainability report that the Company makes available to its shareholders. Among other disclosures, reports should include the suppliers' objective assessments and measurements of performance on workplace safety, human and worker rights, and environmental compliance using internationally recognized standards, indicators and measurement protocols. In addition, reports should include incidents of non-compliance, actions taken to remedy those incidents, and measures taken to contribute to long-term prevention and mitigation.

Significant suppliers are those from which the Company reasonably expects to purchase at least $1 million in goods and services annually.

SUPPORTING STATEMENT

Increasingly, global companies recognize that their suppliers' impacts and sustainability are inextricably intertwined with their own success. According to "A New Era of Sustainability, UN Global Compact-Accenture CEO Study 2010," 93% of CEOs agree that integrating sustainability issues is critical to the future success of their business and 88% believe they should integrate sustainability through their supply chains. The CEOs identified the difficulty of implementing across supply chains as the top barrier to the full integration of sustainability.

This raises significant concerns for shareholders given that human and worker rights abuses can occur in a company's supply chain, creating legal, reputational and operational risks.

Leading companies require suppliers to adhere to international labor and human rights protocols, including the core conventions of the International Labor Organization and the United Nations Guiding Principles on Business and Human Rights. However, a Harvard Law School study by Aaron Bernstein and Christopher Greenwald, "Benchmarking Corporate Policies on Labor and Human Rights in Global Supply Chains," (Nov. 2009), found a significant gap between general policies against labor and human rights abuse and more detailed standards and enforcement mechanisms required to carry them out.

Independent supplier audits are essential, but insufficient. Requiring suppliers to prepare annual sustainability reports using the Global Reporting Initiative (GRI) guidelines that the Company itself uses for sustainability reporting would strengthen the Company's ability to assess its suppliers' performance and hold them accountable; enable shareholders to better understand and assess potential reputational and/or operational risks; and, consistent with the principle that "what gets measured gets managed," prompt more responsible business practices by suppliers.

As Microsoft explained in announcing its plan in October 2011 to require sustainability reporting from key hardware vendors, "The new reporting mechanism complements and strengthens Microsoft's existing auditing and assurance programs, which include third-party monitoring of its contract hardware manufacturers. The reporting requirement will also drive sustainability improvements in Microsoft's supply chain."

Other leading corporations taking steps to require or encourage suppliers to prepare GRI-based sustainability reports include Apple, Hewlett Packard, Intel, and PUMA. In some cases, the companies provide guidance to suppliers who need assistance, show preference to suppliers who meet or exceed expectations, and/or include web links to their suppliers' sustainability reports.

We urge shareholders to vote for this proposal.

Exhibit C





here for good

2011 corporate responsibility report

Every day, we continue a commitment that has been growing since we first opened our doors 50 years ago.

At Target, we seek to create a brighter future for our team members, our communities and the world we live in by evolving, learning and improving every day.

This approach is at the core of our corporate responsibility efforts and embedded throughout our organization, keeping us focused on superior results and actively engaged in creating strong, healthy and safe communities.

Nearly a year ago, we shared publicly our corporate responsibility goals for the first time. Although we have made significant progress in many areas like education, the environment, and the health and well-being of our team members, like any responsible business, we continue to set the bar higher to ensure our impact makes a meaningful difference.

In this report, we explain our progress, indicating whether—and why—we are on track or in need of improvement for specific goals; state new goals, and update reporting measurements to match industry standards. In addition, we used the Global Reporting Initiative (GRI) 3.1 framework for this report.

While we recognize we must continue to do more, we are energized by our progress, and remain committed to being open about our journey. Our legacy of corporate citizenship and community engagement has been going strong for 50 years, and as we look ahead, we are optimistic that Target will play a meaningful role in our communities for the next 50 years and beyond.

table of contents

CEO message

When Target opened in 1962, we believed we could build a sustainable business that strengthened communities for the long term by continually anticipating the consumer needs of the moment.

And today, 50 years later, our commitment to that ideal is as strong as it was on opening day.

Central to our management philosophy was the belief that our business could benefit communities, and that strong, healthy communities would be essential to lasting business success.

We believed our success—the key result of effectively responding to the needs of our guests, team members, shareholders and communities—would drive broad-based community good. Today, it's an engine of job growth and economic activity in thousands of local communities, and opens development and global leadership opportunities for our diverse and talented team members. It drives sustained investment, and makes innovation and continuous improvement possible throughout Target's worldwide operations. And it enables us to give more than $3 million per week, 5 percent of our income, to support and strengthen communities.

A distinguishing feature of Target's growth and success is that they come from serving our communities, through a business that makes it easy, affordable and fun for guests to find food and every-day essentials, high-quality apparel and home goods, and products and services that support health and wellness and help guests lead more eco-friendly lives.

These are building blocks for community strength and stability—and being able to provide them year after year, in unique and exciting ways, is the best job in the world. But, to do this sustainably, we cannot do it alone. We need business, community and civic partners around the world who share and inform our principled approach.

As a team committed to continuous improvement, we are open to learning, adapting and taking thoughtful risks to benefit all of our stakeholders—and to sharing our progress online and through our annual corporate responsibility report, which is based on the Global Reporting Initiative (GRI) framework.

As Target begins our second half-century in business, we're proud of the role we've played in our communities. Each new era of growth brings fresh opportunities to support strong, healthy and safe communities. We know that with great opportunities come great responsibilities, and as Target continues to grow and evolve, our team is passionately committed to embracing our responsibilities with the same discipline, dedication and enthusiastic service that have distinguished our work for the past five decades.



Gregg Steinhafel | Chairman,
President and CEO, Target



As Target begins our second half-century in business, we're proud of the role we've played in our communities. Each new era of growth brings fresh opportunities to support strong, healthy and safe communities.

company overview

our operations

Target Corporation is an upscale discount retailer that provides high quality, on-trend merchandise at attractive prices in clean, spacious and guest-friendly stores. Target operates as three reportable segments: U.S. Retail, U.S. Credit Card and Canadian. As a publicly-owned, U.S.-based company, Target has a global presence with headquarters locations in the United States and Canada, sourcing offices around the world, and 365,000 team members in nearly 30 countries.

Our U.S. Retail Segment includes 1,763 stores in 49 states and the District of Columbia, as of FYE 2011. Our first store opened in 1962, and we operate general merchandise stores, which we are continually remodeling to offer an expanded fresh food layout, and SuperTarget stores, which offer a full grocery selection. In 2012, we'll open our first small-format CityTarget stores in Seattle, Los Angeles, San Francisco and Chicago. We also operate 37 distribution facilities across the United States to support our stores. Our online business, Target.com, is complemented by rapidly expanding mobile and web solutions that offer our guests a seamless shopping experience across multiple channels.



Target at a glance

as of FYE 2011

2011 Total Revenues	$69.87B
Team Members *full-time, part-time and seasonal*	365,000
Stores *in 49 states and the District of Columbia*	1,763
NYSE	TGT

our brands, products and services

Our assortment combines the strength of trusted national brands, with owned and exclusive brands and design partnerships to deliver on our "Expect More. Pay Less.®" brand promise. Target owned brand foods include Archer Farms®, Archer Farms® Simply Balanced™ and Market Pantry®. Our apparel and home collections include Merona®, Xhilaration®, Target Home™ and Room Essentials®. In addition to household essentials, hardlines, apparel and accessories, food and pet supplies, and home furnishings and decor, many of our U.S. stores provide amenities such as Target Cafe™, Target Clinic®, Target Pharmacy®, Target Photo® and Starbucks.

Our U.S. Credit Card Segment offers guests the Target® Visa®, Target Credit Card®, and Target Debit Card™. Collectively, these REDcards® help strengthen guest loyalty by offering discounts, rewards and the opportunity to designate a percentage of guests' purchases to the school of their choice.

In 2013, we plan to extend the Target brand beyond the U.S. with the opening of stores throughout Canada. Our Canadian Segment was initially reported in the first quarter of 2011 as a result of our purchase of leasehold interests in Canada from Zellers, Inc. (Zellers).

where we operate


U.S.
1,763 stores
37 distribution facilities
3 bank locations
GLOBAL
Offices in nearly 30 countries

U.S. HQ: Minneapolis, Minn. | Canada HQ: Mississauga, On.

legacy of giving and service

At Target, community giving is and always has been a cornerstone of our company. Through giving, volunteering and working with a broad range of public and private partners, we help make our communities better places to live and work.

legacy of giving and service

5% giving

In 1946, the Dayton family, the company's founding family, began a tradition of giving 5 percent of our income to organizations that support local communities in areas including education, social services and the arts. Today, that giving—which, according to the 2010 Giving USA Report, is significantly higher than the national corporate benchmark of about one percent—totals more than $3 million each week.

volunteerism

We believe that the time we contribute through volunteerism is just as important as the 5 percent of our income that we give. Team members are at the heart of our commitment to communities and bring it to life locally.

GOAL — on track

increase volunteer hours

strengthen local communities and help kids learn, schools teach and parents and caring adults engage by increasing team member volunteer hours to 700,000 annually


430k
volunteer
hours
FYE 2010
475k+
volunteer
hours
FYE 2011
700k
volunteer
hours
by FYE 2015

In 2011 alone, Target team members donated more than 475,000 volunteer hours to community projects across the country and inspired others to serve as well. This progress has us on track to reach our ultimate goal of 700,000 volunteer hours annually by FYE 2015.

Many factors are helping us move closer to our target. We strive to make volunteering easy for our team members by offering a variety of activities, resources and information. When team members complete a volunteer activity, they're able to track their hours in a centralized online platform, Target.volunteermatch.org. Senior leaders at Target contribute their expertise by serving on the boards of many of our strategic nonprofit partners. And annually, we celebrate service and volunteerism during National Volunteer Week and recognize team members for the contributions they make to their local communities. Our annual enterprise-wide Best in Community awards honor standout team members for exemplary volunteer work and leadership throughout the year.

In 2011, we learned that a significant amount of volunteer hours go untracked. Because we want our team members to track their volunteerism and help tell Target's story of service, we launched a Track Your Hours Campaign to create awareness about the importance of tracking and how to do so. We also learned that team members respond to and are inspired by internal competition, so we'll share milestones for hours tracked along our journey to generate awareness and excitement. In 2012, we're adding a Community Captain role at every store. These captains are proven leaders in their communities and dedicated to rallying team members around our legacy of giving and service. As part of their role, they are responsible for community programs and events throughout the year and engaging team members in volunteer opportunities.

local impact

Target is dedicated to being a good neighbor by providing more than great stores. We invest in the communities where we do business, listening and acting locally through our giving and service.

One way we give is through grants from Target stores. In 2011, more than 10,000 local store grants helped K-12 schools and nonprofit organizations bring art and cultural experiences to schools, provide support for educational field trips and early childhood reading programs, and provide books to in-need schools. Communities are enhanced when the arts are affordable and accessible, so we also give by sponsoring free and reduced-cost admission at museums and cultural institutions across the country to increase access by more children and their families.

Additionally, Target is committed to funding programs that support basic needs. We partner with Feeding America in their fight to end hunger and work with them on a program created together called Meals for Minds, which feeds undernourished children so that they can perform better in school. Together with local food banks, we provided students and their families in 31 communities across the country with 22 pounds of food each on a monthly basis, including 25 percent fresh produce, throughout 2011.

Before and after a crisis, communities can count on Target. We work with local agencies as well as national organizations like the American Red Cross and the Salvation Army, providing donations as well as volunteer support. In 2011, we gave more than $1 million in disaster relief aid. Through our Public Safety Grant Program, we give grants to law enforcement and emergency management organizations to help build strong, safe and healthy communities. In 2011, we provided more than $3 million in Public Safety Grants.

While we do not yet operate stores outside the U.S., we already are a truly global company with team members in nearly 30 countries. To strengthen those communities, we launched the Target International Giving Program (IGP) in 2002, supporting quality accessible education for children and youth. In 2011, we granted more than $2 million through the IGP and our team members spent countless hours volunteering locally.

education

Our guests have told us that education is one of the top priorities they care about most. Because our guests' concerns are important to us, and because we know that our future growth and success, and that of the global economy, depends on an educated workforce, we've placed a high priority on helping kids succeed at school. In 2010, we announced plans to give $1 billion for education by FYE 2015, with a significant portion of this giving going toward helping more U.S. children read proficiently by the end of third grade—a critical milestone on the path to high school graduation.

GOAL

double education support

on track

double Target's year-end 2009 cumulative support of education, with a focus on reading, to $1 billion


by FYE 2015
$1 billion
FYE 2011
$679 million
FYE 2009
$500 million

In 2011, we donated $100 million to support education, bringing our cumulative support to $679 million and keeping us on track to achieve our goal to give $1 billion for education by FYE 2015. We work with a variety of nonprofit organizations and schools, providing grants to help them make a bigger impact in education and literacy. One of the specific ways we provide support is through K-3 literacy grants. Last year, $9 million of our total education funding went to local organizations focused on K-3 literacy. This funding included grants of at least $500,000 each to Building Educated Leaders for Life, Children's Literacy Initiative, Experience Corps and Minnesota Reading Corps. These organizations are focused on driving improved student academic outcomes and share our belief that all students have the potential to succeed.


GOAL
achieved
improve more school libraries
complete 42 more Target School Library Makeovers at in-need schools
by FYE 2011
118 library makeovers
FYE 2010
76 library makeovers

In 2007, we saw an opportunity to make an impact on early childhood literacy by leveraging our company resources to transform elementary school libraries. In 2011, through our signature Target School Library Makeover (SLM) program, we completed 42 library renovations, bringing our total to 118 libraries across the country. Thanks to our design and construction teams, team member volunteers and our nonprofit partner, The Heart of America Foundation, it was our most ambitious library renovation plan ever. To continue to engage with these schools, local Target stores are now linked with each one to provide ongoing financial and volunteer resources.


GOAL
new
increase reading proficiency
improve even more school libraries
complete an additional 32 Target School Library Makeovers at in-need schools
increase reading support
provide $1.5 million in grants to more than 100 Target School Library Makeover alumni schools to increase reading achievement
implement literacy pilots
implement innovative literacy pilots in two additional school districts
150 library makeovers
118 library makeovers
$1.5 million
3 school districts
1 school district

In 2012, we will transform another 32 libraries across the country. We also plan to deepen our relationship with our SLM alumni schools by awarding a total of $1.5 million in reading grants to more than 100 alumni schools—to increase reading achievement. In addition, we are launching two new literacy pilots at 12 SLM alumni schools in Los Angeles and Washington, D.C. in partnership with L.A. Unified School District and D.C. Public Schools, to complement the six schools in our Minneapolis pilot, Path to Reading Excellence in School Sites (PRESS), which launched in 2011. Our work with pilot partners and the evaluation organization American Institutes for Research will help inform a specific reading-proficiency outcome goal in 2013.

GOAL
increase book donations
donate 2 million books as part of the Target School Library Makeover and Target Books for Schools Award programs

88% achieved


by FYE 2011
2 million donations
FYE 2011
1.76 million donations
FYE 2010
1.125 million donations

In 2011, our total book donation to elementary school students was the largest to date. Cumulatively, we have provided 1.76 million books to kids through our Target School Library Makeover program and Target Books for Schools awards. This means, for example, that each school that received a library makeover last year was outfitted with 2,000 new books, and, to nurture a love of reading beyond the classroom, each student also received seven new books to take home. While this is a significant milestone, we achieved 88 percent of our goal to donate 2 million books due to variances in estimates of student enrollment and book costs.

GOAL
increase TCOE giving
increase cumulative giving to schools nationwide through Target's signature Take Charge of Education (TCOE) program to $425 million

on track


$324 million
$298 million
$425 million
FYE 2010
FYE 2011
by FYE 2015

With the help of our REDcard holders, Target has donated $324 million to local K-12 schools since 1997 through Take Charge of Education® (TCOE). TCOE has provided an opportunity for our guests to directly support education in their communities by designating 1 percent of their REDcard purchases to a K-12 school of their choice to fund whatever is needed most, from books and school supplies to classroom technology to enrichment programs.

In 2011, more than 84,000 schools received a TCOE check from Target, totaling more than $26 million in TCOE donations for the year. We're confident that we'll continue to provide the same level of TCOE support in 2012, keeping us on track to reach our goal of $425 million in cumulative TCOE donations by FYE 2015.

strong, healthy and safe communities

Target works with partners to build strong, healthy and safe communities by creating safe and secure environments, supporting the well-being of our team members and guests and promoting sustainability through a wide range of public and private partnerships.

strong, healthy and safe communities

environmental sustainability

Since opening our first store in 1962, Target has invested in the health and sustainability of our communities. In the early 1960s, part of our giving strategy was devoted to urban renewal and cleaning rivers and waterways. In the 1970s, we sponsored the first Earth Day celebration and developed our first recycling program. Today, we continue to integrate practices across our business with an eye on using our resources responsibly and maintaining the health of our communities.

We join our guests, team members and partners in making environmental commitments we all can keep. At Target, they center around four key areas: sustainable living, sustainable products, smart development and efficient operations.

Commitment One: Sustainable Living

We empower guests and team members to lead more sustainable lives by providing the right information, tools and incentives to make it easy. Our reusable bag program offers guests a 5-cent discount for each reusable bag used during purchase, and our comprehensive recycling program lets guests recycle everything from cans and plastic bottles to cell phones right in our stores. We know small lifestyle changes like these can make a big impact.

In honor of Earth Day 2011, Target gave away 1 million reusable bags made from 100 percent recyclable Tyvek material and launched an online EcoBoutique where guests could learn about Target's commitment to sustainability, purchase sustainable products and receive sustainable decorating tips from LEED-certified design partner Sabrina Soto.

We'll continue to focus on encouraging guests to use reusable bags in 2012. We are developing pilots for reusable bag placement and signage in our stores, and we plan to offer a broader reusable bag assortment.

Commitment Two: Sustainable Products

In 2011, we continued to expand our selection of sustainable products that balance price, performance and convenience. It is a commitment that is reflected throughout our stores, from groceries to cleaning products to beauty items and more.

sustainability commitments

Sustainable Living	Empower guests and team members to lead a more sustainable lifestyle by providing the right information, tools, and incentives to make it easy
Sustainable Products	Expand our selection of sustainable product choices that effectively balance price, performance, and convenience
Smart Development	Be a retail leader in smart development by creating buildings that use space more efficiently, improve connectivity for guests and team members, and enhance local communities
Efficient Operations	Achieve milestones in our business by using resources responsibly, eliminating waste, and minimizing our carbon footprint By 2016: • Reduce the percentage of operating waste sent to landfill by 15% • Reduce water usage by 10% per square foot • Reduce Scope 1 and 2 greenhouse gas emissions by 10% per square foot and 20% per dollar of retail sales • Earn the ENERGY STAR for at least 75% of our buildings • Improve the efficiency of general merchandise transportation inbound to distribution centers by 15% and outbound by 20% and support the adoption of cleaner and more fuel-efficient transportation practices

GOAL new

increase sustainable seafood selection

ensure that our fresh and frozen seafood selection is 100 percent sustainable, traceable, or in a time-bound improvement process by FYE 2015


40% of seafood selection
100% of seafood selection
FYE 2011
by FYE 2015

Target is committed to the long-term sustainability of our oceans, which is why we've set a goal to ensure that our selection of fresh and frozen seafood is sustainable, traceable, or in a time-bound improvement process by the end of 2015, a bold initiative we're pursuing in partnership with FishWise, a nonprofit organization designed to improve the sustainability and financial performance of seafood retailers, distributors and producers.

Today we've built this commitment into our daily decision making, but we began our journey by better understanding the environmental risks and impacts associated with seafood and how we can reduce Target's impact. As a member of the Food Marketing Institute's Sustainable Seafood Working Group, which comprises more than twenty North American retailers, we've engaged with other companies, NGOs and suppliers on best practices.

We've also adopted the available industry tools for verifying sustainable seafood products. For wild-capture products, Target has worked to source seafood certified by the Marine Stewardship Council (MSC). To date, 63 percent of Target's wild seafood is MSC certified, and another 24 percent is undergoing a full MSC assessment. For farmed seafood products, Target procures 87 percent of our farmed products from Best Aquaculture Practices (BAP)-certified processing facilities or farms. We're evaluating additional farmed seafood certification systems to ensure we're using the most robust and credible system available.

Although these tools have contributed to our progress, we identified several areas in 2011 where we needed outside expertise, including establishing a baseline in order to track our progress and vetting our current and potential suppliers. Last year Target began partnering with FishWise. This partnership led us to establish our sustainable seafood goal and, as a first step, complete a comprehensive vendor survey to collect in-depth information about how our products are caught or farmed. FishWise compiled the survey data, which helped establish our baseline and identify priority products for improvement.

To meet our 2015 goal, Target is pursuing a two-fold procurement strategy. First, we're working with existing suppliers to improve their sustainable practices. This includes Fishery Improvement Projects that assess fisheries against the industry standard, identify deficiencies and develop and implement a time-bound work plan. Similarly, we're working with our farmed seafood suppliers to adjust feed formulas, farm design, and implement risk mitigation measures, all of which will improve the environmental performance of farms over time. Secondly, we're seeking out new vendors who can supply products that already meet our sustainable seafood standards. We'll share our annual progress toward our goal.

GOAL new

improve owned-brand packaging sustainability

enhance at least 50 owned-brand packaging designs to be more sustainable


by FYE 2016
50 packaging designs
FYE 2011

In 2012, we will set a goal to enhance at least 50 owned-brand packaging designs to be more sustainable by FYE 2016. These designs should yield at least a 10 percent improvement in one of several attributes of our existing owned-brand packaging. We'll optimize select packaging designs in several ways, including reducing overall packaging, using more recycled or renewable content, and reducing product waste. We'll also pursue using more recyclable materials, counting these improvements toward our goal only if the updated packaging is 100 percent recyclable. While we've targeted 50 packaging designs, these changes will be implemented for a much larger number of items that use the same packaging.

Some product improvements are already underway and will be in stores in 2012. For example, in October, guests will see our more sustainable Wine Cube packaging, which uses 30 percent less packaging by weight for the three liter cube and 7 percent less packaging by weight for the 1.5 liter cube. We'll share our annual progress toward our goal.

Commitment Three: Smart Development

We are committed to being a retail leader in smart development by creating buildings that use space more efficiently, improve connectivity for guests and team members, and enhance local communities.

Responsible Growth

Redeveloping a blighted site in Chicago's West Loop neighborhood, and cleaning up a New Jersey landfill to build a store certified through the Leadership in Energy and Environmental Design (LEED) rating system are two examples of our commitment to smart development. In fact, Target has a total of eight LEED-certified U.S. buildings to date. Another example is the stream embankment we rebuilt along Blacklick Creek, a protected body of water adjacent to our Reynoldsburg, Ohio, store. The area provides a habitat for wetland wildlife and cleanses storm water.

As we begin to build more urban stores and open our first small-format CityTarget stores, we will continue to be responsible, renovating existing buildings where possible, using green roofs, creating storm-water management systems, locating near bus and rail lines, and using space-saving urban design. For example, in 2012 our Chicago CityTarget will open in a U.S. Historic landmark on State Street, less than three blocks from mass transit.

Commitment Four: Efficient Operations

By using our resources responsibly, eliminating waste and minimizing our carbon footprint, Target is making progress toward key milestones that support the sustainability of our communities.


GOAL
reduce waste
on track
reduce the amount of operating waste sent to landfill by 15 percent
32% waste to landfill
1% increase
15% reduction
FYE 2009
FYE 2011
by FYE 2015

In 2011, our waste to landfill increased 1 percent over our 2009 baseline, bringing our total annual waste to landfill to 33 percent. While we saw an increase in waste last year, our progress is in line with our expectations and we are on track to reach our goal of reducing our waste by 15 percent by FYE 2015.

We seek to reduce our waste to landfill through several recycling initiatives that are available to our guests and team members in all of our facilities. In-store recycling kiosks offer guests an easy opportunity to recycle glass, plastic and aluminum bottles and cans, plastic bags, MP3 players, cell phones and ink cartridges. In 2011, we collected and recycled:

- More than 1,000 tons of plastic, glass and aluminum bottles and cans
- More than 7,000 tons of shrink wrap and plastic bags
- More than 7 million pounds of electronics

We also supplemented our existing team-member recycling program with a new composting program at our headquarters locations. In addition, we rolled out a metal-recycling program for our store and DC facilities to keep unwanted metal waste out of landfills and we continue to monitor waste at our stores.

However, these gains were offset by other challenges. Ongoing legislative changes across the country continue to require us to revise or develop new waste-management programs. In some cases, we've seen an increase in certain categories of waste due to regulatory requirements, offsetting our waste reduction in other areas. We're continuing to monitor new legislation, engage proactively with local governments, and partner with our waste management vendors to monitor industry changes.

In 2012, two new recycling programs will offset the waste increase we saw in 2011. We'll expand our existing store food-donation program to include a protein-donation program. In partnership with Feeding America, stores will donate meats with minimal shelf life to local food banks. We'll also expand our paper-recycling program to include non-confidential paper, in-store signing and books.

We know team member communication is critical to meeting our goal, and we'll continue to use our ongoing practices and procedures to train team members on recycling and waste procedures. Our monthly and annual waste monitoring also will help us track our progress.

Responsible Recycling Standards

Target is committed to responsible environmental stewardship by actively monitoring our recycling and disposal practices for electronic waste—items recycled by guests in our in-store recycling stations as well as merchandise and assets we recycle. Target has developed the following standards, by which we expect our vendor partners to abide:

- All items are refurbished, broken down and recycled, or marketed for re-use.
- All e-waste items are processed domestically, and no e-waste materials are sent to landfills anywhere in the world.
- Vendors are required to submit monthly reporting on all sales and recycling activity, which, along with site audits, encourages transparency and allows visibility into vendor processes.

Target holds our vendor partners accountable to the standards above through periodic process reviews and inspections.

Target also strives to continually improve and expand current programs while identifying new opportunities to divert materials from landfill.


GOAL
reduce water use
reduce water use by 10 percent per square foot
needs improvement
3.42 billion gallons
0.3% reduction per square foot
10% reduction per square foot
FYE 2009
FYE 2011
by FYE 2015

By FYE 2011, we used 3.45 billion gallons of water, representing a 0.3 percent reduction in water use per square foot from our 2009 baseline. Although our absolute water use exceeded our baseline, we also increased our total square footage, resulting in a decrease in water use per square foot. Our progress needs improvement to reach our goal to reduce our water use by 10 percent per square foot by FYE 2015.

Several water-saving initiatives contributed to our 2011 progress. These improvements include installing ultra-low-flow sinks, toilets and urinals in our store restrooms, and eliminating continuously running dipper wells for ice cream and coffee stations at Target Café and Starbucks locations in our stores. We calculate that these initiatives will contribute to an annual 1.4-percent reduction in 2012. We saw a lower percentage reduction in 2011 due to proration. We also saw a reduction in water use due to our smart-irrigation controls, which irrigate landscaping at our stores based on real-time local weather data in lieu of set times. In a normal year, we expect this improvement to yield an annual 3-percent reduction in water use. In 2012, we'll be expanding our smart-irrigation controls to additional stores in time for the primary growing period in all markets, an investment that will help Target realize substantial water savings, presuming a normal year.

However, we faced challenges beyond our control that negatively impacted these gains in 2011. Primarily, drought-like conditions demanded increased irrigation in mature markets where we have a high concentration of stores.

Moving forward, we know our progress needs improvement in order to reach our aggressive goal. Because our smart-irrigation rollout has largely matured and likely will not expand to additional existing stores after 2012, we have an opportunity to identify and implement other water-reduction initiatives. To evaluate further water-saving opportunities, we are currently installing real-time water sub-meters in several stores to pinpoint the quantity of water a typical store uses for operations. We also will shift to implementing site-specific water-saving measures, as we've largely implemented our scalable initiatives across the company. We'll begin this site-specific strategy by focusing on a limited number of heavy water-use locations that have the potential for measurable impact to our goal. Based on the drought-like conditions we experienced in 2011, we remain acutely aware of the risk that a long-lasting drought in one or more mature markets poses to achieving our goal, should it occur in 2015, the final year of our goal term. Because of this risk, we prefer to implement measures that should exceed our goal in a normal year, though we have not yet identified all of those measures.

GOAL

reduce greenhouse gas emissions

on track

reduce scope 1 and scope 2 greenhouse gas emissions by 10 percent per square foot and 20 percent per million dollars of retail sales

per square foot


.0112 tons CO_2 eq. per square foot
5% reduction per square foot
10% reduction per square foot
FYE 2007
FYE 2011
by FYE 2015

per million dollars of retail sales


46.75 tons CO_2 eq. per million dollars of retail sales
3% reduction per million dollars of retail sales
20% reduction per million dollars of retail sales
FYE 2007
FYE 2011
by FYE 2015

By 2011, our greenhouse gas emissions decreased 5 percent per square foot and 3 percent per dollar of U.S. retail sales from our 2007 baseline, putting us on track to reach our goal of reducing our greenhouse gas emissions by 10 percent per square foot and 20 percent per million dollars of retail sales by FYE 2015.

Our 2011 progress is attributed to several energy-efficiency projects that we piloted and implemented. The most significant of these is the continued rollout of our sales-floor lighting retrofit program, which converts four-bulb overhead fixtures to energy-efficient two-bulb fixtures without sacrificing any light. We installed the new fixtures at more than 500 stores in 2011, bringing our total to more than 1,100 stores or 62 percent of our total store count as of FYE 2011. We'll install the fixtures at our remaining stores in 2012, completing the program. We also continued to pilot emerging carbon-reducing measures, including alternative refrigerants with lower global-warming potentials, and LEDs in place of fluorescent lighting in open-refrigeration units. In order to achieve our goal, we need to continue to identify and implement carbon-reduction opportunities. After ranking potential energy-efficiency projects based on feasibility, we determined that we need to implement many projects, which will require additional investments, but we're confident that we can achieve this.

For 2012, we will continue moving forward a healthy pipeline of energy-efficiency and refrigerant-management projects. These include re-lamping all of our store offices and backrooms and installing variable-frequency drives on rooftop HVAC units at 50 stores. The further integration of our innovation process into both new building design and our retrofit program enables our engineering, architecture and operations teams to continue to evaluate opportunities to improve efficiency and sustainability in our buildings.

We support government action toward restricting greenhouse gas (GHG) emissions; a national, market-based approach to GHG-emission reduction; and a national standard for green building codes and certifications and disclose our carbon emissions each year through the Carbon Disclosure Project. In addition, we joined the Environmental Protection Agency's (EPA's) GreenChill program, a partnership between the EPA and more than 50 food retailers to reduce refrigerant emissions and decrease environmental impact.


GOAL
increase ENERGY STAR certifications
earn the ENERGY STAR for at least 75 percent of U.S. Target buildings
needs improvement
8%
21% buildings certified
75% buildings certified

In 2011, 168 U.S. Target buildings earned the ENERGY STAR, bringing our total certified U.S. buildings to 21 percent, up from 8 percent in 2009. Our progress still needs improvement to reach our goal of earning the ENERGY STAR for 75 percent of our U.S. buildings by FYE 2015.

Our 2011 progress is attributed to Target's current ENERGY STAR-certification strategy, which aligns with our ongoing and aggressive store-remodel program. This program provides an opportunity to retrofit buildings with even more energy-efficient HVAC, refrigeration and lighting systems, as well as verify operating conditions required for certification.

However, we know we can't achieve our goal solely by following our remodel program. In the future, our certification strategy will include the high percentage of U.S. Target buildings that currently meet ENERGY STAR requirements, but are outside the remodel program and therefore require additional steps to certify. This strategy will increase the effort to verify operating conditions at the high percentage of buildings currently eligible.

GOAL

improve transportation efficiencies

improve the efficiency of general merchandise transportation inbound to distribution centers by 15 percent and outbound by 20 percent and support the adoption of cleaner and more fuel-efficient transportation practices

on track


inbound
1.1 cartons per mile
29% improvement cartons per mile
15% improvement cartons per mile
FYE 2009
FYE 2011
by FYE 2015
outbound
9.95 cartons per mile
22% improvement cartons per mile
20% improvement cartons per mile
FYE 2009
FYE 2011
by FYE 2015

We improved our inbound transportation efficiency by 29 percent to 1.43 cartons per mile, and our outbound transportation efficiency by 22 percent to 12.17 cartons per mile, both over our 2008 baseline. This means we are on track to achieve our goal of improving the efficiency of general merchandise transportation inbound to distribution centers by 15 percent and outbound by 20 percent by FYE 2015.

Several factors contributed to our improvements in 2011. Primarily, our continued investment in a domestic transportation-management system improved our distribution-route efficiency, reducing mileage, emissions and cost. We continued to focus on loading practices and team member training, resulting in more cartons per trailer. We also have a no-idle policy at all our facilities, employ new programs to increase use of trucks that use clean diesel or liquefied natural gas and use best-in-class technology to optimize freight movements.

While we exceeded our goal in the first year of the five-year goal period, two broader company initiatives will balance these gains during the remainder of the goal period, and we want to understand the full impact of these initiatives before we consider our goal reached. One of these initiatives will begin in 2012, when our first five small-format CityTarget stores open. Secondly, we will continue to remodel existing general-merchandise stores to feature an expanded fresh-food layout. These are both instances where it may not be possible to replenish stores in downtown areas using our standard 53-foot trailers. In these cases, we'll need to make more frequent deliveries using smaller trailers. Our experience adding fresh food to 80 percent of our general-merchandise stores has shown that we are able to improve the efficiency of transportation operations over time. This refinement is the result of increasing the number of stores that can be serviced by combining freight into a single shipment, along with refining the replenishment strategies that are required to meet our guests' needs. Therefore, we expect some fluctuation in our cartons-per-mile performance. In order to reach our goal, we'll continue to maximize our investment in our domestic transportation-management system while balancing the needs of these initiatives.

For information about Target Sourcing Services sustainability, see pages 27-28.

safety & preparedness

Target is committed to providing a safe, secure environment for our team members, guests and communities. Through public and private partnerships, smart store design and disaster preparedness and response, we strive to make our stores and our neighborhoods safer.

Partnerships

In 2011, Target engaged in more than 2,000 public safety partnerships across the county. We partner with law enforcement, emergency management and public health organizations at the federal, state and local levels to help the communities we serve prepare for, respond to and recover from public safety incidents. Some of the ways we do this include: providing financial support to public safety organizations; engaging in critical information-sharing; supporting training and education programs for public safety officials and communities; and donating supplies and equipment. We also partner among the private sector, seeking to unite businesses in support of community safety and preparedness.

Store Safety

We take a multi-layered approach to security, including technology, team member training and partnerships with law enforcement. For example, Target leverages a strategy, called Crime Prevention Through Environmental Design in our stores, which incorporates exterior and interior store design elements to mitigate crime and protect guests and team members.

We believe that flexibility within our store designs, including security technology and staffing, gives us a distinct competitive advantage and helps us be better neighbors in our communities. Target also leverages merchandise protection strategies throughout the year that prevent theft while keeping items well stocked for our guests.

Community Safety

Target partners with local law enforcement and emergency management agencies to actively improve the safety of our stores and communities by sharing information, resources and expertise. Engaging in these public-private partnerships helps address the gap between the risks communities face and the resources their public safety agencies have. In turn, these partnerships allow Target to operate a more efficient business, from reducing incidents of theft to ensuring our stores are prepared for and can respond quickly in the event of a natural disaster or other crisis.

One way we share expertise is through our two forensics labs located in Minneapolis, Minn., and Las Vegas, Nev. In fact, approximately 30 percent of the work done by these labs is unrelated to Target and offered at no cost to partners.

In 2011, we awarded grants to more than 800 public safety agencies and donated hundreds of laptops and cameras to law-enforcement agencies through our equipment donation program.

Target teams also connect public safety agencies with communities through programs like National Night Out (NNO), Shop with a Cop and National Preparedness Month events.

For example, as a national sponsor of NNO, we donated funding or supplies to support more than 15,000 local celebrations nationwide. These neighborhood gatherings not only spread the word that Target is committed to helping the community stay safe, but also help our neighbors get to know one another, their Target teams and public-safety officers.

Preparedness and Response

We support disaster preparedness, relief and recovery efforts through partnerships with national emergency management organizations such as the Federal Emergency Management Agency (FEMA), city and state emergency managers, and relief organizations such as the American Red Cross. When a disaster strikes, we're on the scene quickly providing supplies, volunteers and distribution networks.

Target has an extensive crisis management framework, including a Corporate Command Center that operates 24 hours a day, seven days a week, monitoring events around the globe that could impact our guests and team members. The center keeps in close contact with teams across the company so that we can prepare for and respond quickly to almost any situation.

For example, when tornadoes impacted several of our stores in Alabama in spring 2011, Target's Corporate Command Center was able to quickly account for all team members in the area and focus on community recovery. By providing generator power and expediting merchandise to the affected stores, we quickly opened our stores fully in stock with critical supplies our guests needed.

We believe that the more guests and team members are prepared in advance of a disaster, the easier it is for communities to quickly recover from a disaster. Educating team members and guests is one way we help communities prepare for weather and other potential emergencies. We help team members prepare for disaster at home by providing tips on how to keep themselves and their families safe, and emergency hotlines they can call if they are affected by a disaster.

guest well-being

As the health-care arena continues to evolve, there will be greater emphasis on personal responsibility for getting and staying healthy, with Target uniquely positioned as a preferred destination for healthy living to help our guests meet their health and well-being goals.

Grocery

Target helps guests make easy choices that add up to better nutrition and a healthier lifestyle. With the expansion of our fresh food assortment to nearly 75 percent of our general merchandise stores and the full grocery assortment that has been available in our SuperTarget® stores for years, we make access to fresh, healthy foods convenient and affordable for our guests. Our in-store grocery signage clearly identifies "better-for-you" choices, and our owned-brand product lines seek to improve the nutritional profile of foods, including the elimination of added trans fats from all Archer Farms and Market Pantry products by 2013. Our Archer Farms Simply Balanced line of better-for-you meals, snacks and beverages offers an improved nutritional profile, and branding that makes it easier for guests to make healthier choices. In 2011, Target joined the National Salt Reduction Initiative (NSRI) pledging to support the initiative's goal to reduce salt in packaged foods by 25 percent by 2014.

Pharmacy & Clinic

Target Pharmacy®—available in nearly all of our 1,763 stores nationwide—offer convenient, affordable, high-quality care and service to millions of guests each year. Target pharmacists receive comprehensive training to counsel guests not just on prescription medications, but on the full breadth of over-the-counter products to meet guests' overall wellness needs. J.D. Power and Associates, recognizing Target's exceptional service, named Target Pharmacy highest in overall customer service for mass merchandisers for the sixth year in a row in 2011.

Target Clinic®—located in select markets across the United States—offer high-quality affordable care. Target Clinics are accredited by the Convenient Care Association for their compliance with best practices for clinical operations, quality, safety and guest satisfaction. Comparative clinical quality reports from health plans demonstrate that Target Clinics outperform traditional urgent care centers and hospital emergency rooms for adherence to evidence-based clinical best practices, as well as having high guest satisfaction.

Community Well-Being

Target has a longstanding commitment to supporting healthier communities through volunteer, philanthropic and partnership support. Through partnerships with both national and local nonprofit organizations, we address a variety of community health needs including food security, access to preventive services, prevention education, nutrition education and physical fitness. Some of Target's key partners include the American Heart Association, the American Cancer Society and Feeding America. Each November, we hold a month-long Celebrate Smoke-free campaign in connection with the American Cancer Society's Great American Smokeout to support guests and team members in their efforts to quit smoking. We also support a variety of community fitness activities such as running and biking events that encourage community members to get and stay active.

For more information about our commitment to team member health and well-being, see pages 32-35.

responsible sourcing

Our company's founder, George Dayton, was well known for his strong sense of business ethics. Today, we still hold ourselves to the highest ethical standards, and we expect our business partners to do the same. Those partners include vendors, manufacturers, contractors and suppliers who provide merchandise, supplies and support around the world. We also are committed to product quality, reliability, safety and sustainability and take steps to ensure we meet the highest of these standards, working with regulators, manufacturers, industry organizations and other retailers to continually raise the bar for our industry as a whole.

Target Sourcing Services (TSS) sources owned-brand merchandise from all over the world, directly importing about 30 percent of our products. The TSS team's expertise helps us balance our sourcing around the globe to ensure that we're able to anticipate issues and mitigate any potential risks while making the best decisions for our business. We continually evaluate the mix of countries from which we source and adjust for many factors, including production quality, social responsibility, capacity, speed to market and pricing. All of our products are clearly labeled to indicate the countries where they are manufactured, in full compliance with regulations established by U.S. governmental agencies.

Target Sourcing Services Operations and Compliance (TSSOC) is a division of TSS that partners with vendors to achieve outstanding quality for our owned-brand products. The TSSOC mission is to validate that our vendor partners operate efficient, safe and ethical factory environments that are capable of producing safe, reliable, high-quality products. Teams at headquarters focus on setting policy, creating procedures, administration and enforcement, while overseas teams execute our processes. TSSOC teams include Social Responsibility and Sustainability, Product Safety and Quality Assurance, Product Investigations and Recalls, and Operations.

2011 Highlights

Since its introduction in 1998, Target's Social Compliance team has been working to protect our brand, making certain factory partners producing Target brand products meet government regulations and Target's strict standards for safe, healthy and ethical workplaces. Today, we have more than 3,500 manufacturing facilities registered in 50 countries. In 2011, we conducted a total of 1,859 unannounced social compliance audits on partner facilities, and the results of those audits are detailed on the following pages. Additionally, in 2011 we:

Addressed local issues.
We partnered with 18 international brands to produce two fire safety films for training workers and management at all export garment facilities in Bangladesh. Within a two-year period, the training will reach all exporting garment facilities in the country.

Took a stand on responsible mining.
Target is committed to sourcing products that contain diamonds, gold, or other precious metals and gemstones only from business partners who engage in responsible mining practices, including adhering to the highest social, human rights and environmental standards. In 2011, Target signed the "No Dirty Gold" campaign's Golden Rules for more responsible mining.

Shared good practices.
In 2011, Target partnered with CREA (Center for Reflection, Education and Action) to host a trip for members of the U.S. Department of Labor (DOL) staff so that they could see social audits in factories as they occurred. This effort was a component of a multi-stage project for the DOL that CREA was leading to set up systems to prevent child and forced labor in supply chains. Because of Target's integrated approach to social compliance that includes a database integrating sourcing and compliance, the training of vendors, and the analysis of the results of social compliance audits, CREA wanted the DOL staff to see the system in action in the field. DOL staff, along with CREA's Executive Director, Sister Ruth Rosenbaum, accompanied Target auditors and associated staff on social audits in Vietnam and Bangladesh. The DOL members had the opportunity to ask questions, review documents, and sit in on worker interviews in order to understand both the depth and breadth of social-compliance work.

"CREA asked Target to host these trips because we know the quality of their social-compliance program. We have been working with Target for almost 15 years to develop, deepen and expand their social-compliance program. We wanted the DOL staff to see good audits as well as understand the process that integrates the audit and its results into their entire social-compliance program."
– Sister Ruth Rosenbaum, CREA Executive Director

Banned the use of sandblasting.
In view of health concerns related to the use of sandblasting in garment processing, we have conducted a study on its use and available alternatives. Sandblasting is a technique used to create a worn look on denim. If proper safeguards are not used in a sandblasting operation, workers can be exposed to crystalline silica, a compound found in sand that can lead to serious health issues or death. After thorough evaluation, we have banned the use of sandblasting on all future apparel sold at Target.

Social Compliance

The mission of Target's Social Compliance team is to ensure that our products are produced ethically and in accordance with local laws, Target's Standards of Vendor Engagement (SOVE), and our Vendor Conduct Guide. Our SOVE are eight business principles that form the basis of our Social Compliance program. We will not knowingly work with any company that does not comply with our ethical standards, we benchmark our standards against those of other companies, and we work closely with nongovernmental organizations (NGOs) that focus on social responsibility.

Standards of Vendor Engagement

1) Our business partners must provide safe and healthy workplaces that comply with local laws. If our partners provide residential facilities for their workers, these must be safe, healthy and in compliance with local standards.
2) No forced or compulsory labor. We will not knowingly work with business partners who use forced labor in the manufacturing of products.
3) No physical or mental punishment used against employees.
4) While we respect cultural differences, we believe workers should be employed based on their abilities, and we encourage our business partners to eliminate workplace discrimination based on race, gender, personal characteristics or beliefs.

5) We seek business partners who do not require a work week that exceeds local laws or business customs and who do not require a week of more than 48 hours, plus a maximum of 12 hours overtime, on a regularly scheduled basis. Workers shall have at least one in seven days off.

6) Fair wages and benefits must be provided in compliance with local laws; in addition, we encourage our partners to improve wages and benefits to address the basic needs of workers and their families.

7) No child labor, which we define as being below the local minimum working age or age 15, whichever is greater.

8) We will not work with business partners who use deceptive practices to deliberately misrepresent country of origin to evade quota or import restrictions or duties on products that will be sold in our stores.

Regional Social Compliance Challenges
The challenges we face to ensure our products are produced ethically and in accordance with local law and Target's standards vary by region.

China and Southeast Asia
China's labor shortage continues to present challenges such as excessive working hours, inconsistent hiring practices and lack of employment documentation due to the increased use of temporary workers. We continue to communicate that facilities must apply the same standards to all employees in terms of wages, minimum age requirements and benefits that comply with local law. In Thailand and Malaysia, we are challenged by local laws that allow higher weekly working hours than the International Labor Organization (ILO) standard we adopted.

The Americas
Challenges in the Americas are the result of ineffective management and include inconsistent tracking of employee hours, general record keeping practices, and inaccuracy of wage calculations. Many facilities use manual processes to document employee hours instead of electronic or mechanical time keeping systems. Safety concerns in northern Mexico continue to inhibit our ability to effectively monitor social compliance.

India, Bangladesh, Pakistan, Egypt and Turkey
Facilities in this region lack systems to monitor working hours, fair wages and hiring practices, making it difficult to validate compliance with local laws and our standards. In Bangladesh, there has been increased concern about the lack of fire prevention and safety practices throughout the country. We implemented a monitoring program for facilities there to elevate fire safety awareness, training and prevention, including identifying the source of fire hazards.

Social Compliance Team Structure
The Social Compliance team comprises team members based at our headquarters office and in many of our field offices including Central America, Southeast Asia, India and China. The headquarters team is responsible for managing the relationship with our business partners. Our field team members are responsible for conducting unannounced compliance audits and are experts in the local laws.

Audit Process

Registration
All business partners who will be producing Target branded product must participate in the Social Compliance program and complete business partner activation. In addition, these business partners must register all applicable facilities with our Social Compliance team, indicating the locations of facilities and where Target-brand production will take place, as well as authorize unannounced compliance audits for every facility they register. If Target has previously audited the facility, we ensure any previous violations have been corrected.


registered factories
as of April 2012
China and Southeast Asia 2,100
The Americas 1,083
India, Bangladesh, Pakistan, Egypt, Turkey 169
Other 65

Facility Audit Selection Process
Target has developed a model that identifies social compliance risk by country as High, Medium and Low. We also have created a system that forecasts our monthly audit plan to mitigate risk. The forecast system automatically identifies facilities to audit, considering factors like risk, registration status and date of last audit, and allocates eligible facilities to our audit resources.

Audit Process
Our audit process includes 100 percent unannounced audits. We use our own internal audit forms and tools and, in most countries, our own auditors, who complete robust training in our standards and audit processes. In countries where we use a third-party auditor, we train them and require them to use our processes and tools.

An unannounced visit consists of a meeting with facility management to explain the purpose of the visit and collect documentation, a robust tour of the facility, and interviews with management and select employees to determine working conditions, treatment of workers and the hiring process. The auditor also reviews personnel, wage and time records to verify the facility meets local labor law requirements. At the conclusion, the auditor explains any violations with management and discusses corrective actions and next steps.

A facility is allowed up to 20 minutes after the auditor arrives before the audit begins. If the audit does not begin within this time, the auditor will leave and Target will consider this a denied audit. In 2010, 1.9 percent of all audits were denied; in 2011, 1.6 percent of audits were denied.

Audit Results
Target's Social Compliance team reviews every audit and determines the final result based on the violations identified. We use an internal rating scale that categorizes violations as Non-Critical, Critical and Severe. Audit results are categorized as Acceptable, Needs Improvement, At-Risk and Non-Compliant. An audit is Acceptable if no violations or very few non-critical violations are identified. Needs Improvement or At-Risk audits result from a combination of Non-Critical and Critical violations such as health and safety, payment of wages, excessive working hours, and record-keeping violations.


% of audits with "acceptable" results
100 %
80 %
60 %
40 %
20 %
0 %
37%
42%
63%
85%
49%
43%
2010
2011
China and Southeast Asia
The Americas
India, Bangladesh, Pakistan, Egypt, Turkey
% of all issues identified as "critical"
25 %
20 %
15 %
10 %
5 %
0 %
17%
14%
13%
6%
21%
20%
2010
2011
China and Southeast Asia
The Americas
India, Bangladesh, Pakistan, Egypt, Turkey

Types of Non-Compliant Facilities
Target recognizes two types of Non-Compliant facilities: One-Year Non-Compliant and Zero Tolerance.

One-Year Non-Compliant
During an audit round, a facility is allowed three opportunities to be found Acceptable. If it does not meet our standards after a maximum of three audits, we will deactivate the facility from producing Target product for at least one year. We also will deactivate a facility for at least one year when we identify more than 40 compliance violations during an audit or if the facility denies us access to an audit twice.

Zero Tolerance
Target has a zero tolerance policy on Severe violations. If we identify a Severe violation, we will terminate the business relationship immediately, will not accept the product, and will not allow the facility to produce for Target for up to three years. Our process for identifying Severe violations includes in-depth tours, worker interviews and a detailed review of facility records, including personnel records, financial deposits and pay schedules. We also conduct interviews with management to check for consistency between workers' statements and their own. Severe violations include child labor, forced labor and corporal punishment, which we define as follows:

- Child Labor: A worker below the local minimum age, or the age of 15, whichever is greater. We do not allow any exceptions for permanent workers, contract workers, piece-rate workers, migrant workers, casual workers or temporary workers.
- Forced Labor: Prison workers or workers forced to work or bound to employment in order to fulfill a debt to a facility or a third party.
- Corporal Punishment: Condoning, creating or contributing to an intimidating, hostile or offensive work environment including physical or mental punishment against workers.
- Bribery: Facility attempts to bribe Target team members or our representatives to alter the results of an unannounced compliance audit.

Target will allow a business partner to use a Non-Compliant facility only after the deactivation period has passed if the business partner is able to demonstrate compliance of local laws and Target's Standards and a formal reinstatement process is completed.


% of audits with
"non-compliant" results
3.0 %
2.5 %
2.0 %
1.5 %
1.0 %
0.5 %
0 %
2.4%
1.3%
2.6%
2.2%
2010
2011
1 year non-compliant
zero tolerance

Corrective Action Plan Management
We communicate the results of an audit to our business partner and require a detailed corrective action plan for Needs Improvement or At-Risk results. Our headquarters team has continual dialogue with the business partner on the status of the plan, including steps being taken, proposed timelines, accountability at the facility for ongoing monitoring, long-term stability plans, and evidence the corrections have been implemented. An important part of this process is helping the business partner identify the root causes of violations so they don't recur. The collaboration we have with the business partner helps to ensure that we allow an appropriate remediation period before returning for a follow-up audit.

Collaboration with Better Work/Better Factories
Target partners with Better Work/Better Factories, which is a partnership between the International Labor Organization (ILO) and the International Finance Corporation (IFC). Through this program Target is able to monitor and improve working conditions over time through transparent reporting and collaborative actions plans. Target uses the results of this program in place of our own audits in Cambodia and Vietnam, and we are currently piloting the program in Indonesia and Nicaragua. Our partnership with Better

Work/Better Factories helps to improve facility efficiency by reducing audit fatigue and reducing costs to business partners by leveraging shared resources. It also supports partnership with local government. In addition, facilities that are members of the program are able to attend training sessions conducted by Better Work/Better Factories.

Worker Health and Safety

Facility and Dormitory Review
Health and safety violations have been an ongoing challenge and a major focus of our audit process. We conduct an in-depth review of a facility's health and safety practices across all buildings, reviewing everything from fire safety equipment and preparedness to worker safety, such as clean facilities, the availability of personal protective equipment, chemical safety and employee training. An auditor will point out any violations during their tour and explain procedures for making and sustaining corrections. The auditor also will review health and safety training records and ensure that a facility has a schedule to provide regular training.

Target emphasizes the importance of having measures in place to ensure that employees know what to do in an emergency, as well as policies and procedures to prevent emergencies. We provide our business partners with a variety of training materials, many in multiple languages, to educate them on the importance of being proactive and making safety a priority.


average health and safety
issues per audit
7
6
5
4
3
2
1
0
6.3
6
3
2.3
3.7
3.5
2010
2011
China and
Southeast Asia
The Americas
India, Bangladesh,
Pakistan, Egypt, Turkey

Bangladesh Facility Monitoring
In Bangladesh, we are concerned about the lack of fire-prevention practices and have taken action to increase awareness and prevention. We assessed facilities we work with and decided to exit two extremely high-risk buildings. We also mitigated risk in two additional buildings through training and building and process modifications.

We will not register facilities that are deemed high risk. During an audit, we consider a fire-safety violation critical in Bangladesh, and the facility must demonstrate a commitment to sustaining safety practices to continue production for Target. To ensure ongoing safety, we implemented a monitoring program that includes announced visits, during which we look at fire-safety concerns and courses of action. Our headquarters team works with the business partner to ensure the facility can make recommended changes.

Sandblasting
In view of health concerns related to the use of sandblasting in garment processing, we have conducted a study on its use and available alternatives. Sandblasting is a technique used to create a worn look on denim. If proper safeguards are not used in a sandblasting operation, workers can be exposed to crystalline silica, a compound found in sand that can lead to serious health issues or death. After thorough evaluation, we have banned the use of sandblasting on all future owned-brand apparel.

Labor and Human Rights

Forced Labor—The California Transparency in Supply Chains Act
The California Transparency in Supply Chains Act of 2012 went into effect January 1, 2012. Under the law, large manufacturers and retailers are required to disclose their efforts to eradicate slavery and human trafficking within their supply chains. The law's underlying purpose is to educate consumers so that they can make informed decisions and purchase goods from companies that responsibly manage their supply chain. Target's SOVE explicitly addresses these violations by stating zero tolerance for forced or compulsory labor. If we find forced labor at any facility, we immediately deactivate the facility and do not accept any merchandise in production there. Our other efforts include:

- Having suppliers complete a human rights and compliance assessment as part of registration.
- Conducting random, unannounced audits at facilities producing Target merchandise.
- Requiring suppliers to complete certification, which includes instruction on our Zero-Tolerance policy.

- Requiring suppliers to register all facilities that they use to produce our merchandise.
- Providing mandatory training for all Target team members with supply-chain management responsibilities, with an emphasis on strong social-compliance management practices.

Discrimination
While we respect cultural differences, we believe workers should be employed based on their abilities rather than their race, gender, personal characteristics or beliefs, and we encourage our business partners to eliminate discrimination in their workplaces. Decisions concerning hiring, advancement, disciplinary action or dismissal need to be made based on a worker's ability. We also do not condone the use of pregnancy testing to prevent hiring or terminate employment.

Discipline
Target will not knowingly work with business partners who use physical or mental punishment against their workers. During our audit process, our auditors conduct multiple checks to ensure these practices are not occurring in the facilities, including interviews with employees about working conditions and disciplinary actions. If we identify corporal punishment, we consider it a zero-tolerance violation.

Working Hours and Time Off
Target expects a 60-hour maximum work week, including overtime, in all facilities—a guideline we adopted from the ILO. If local law differs, a facility must follow the stricter requirement. We also expect workers to receive a minimum of one full rest day after six consecutive work days. All facilities must use a mechanical or electronic time-keeping system to ensure time cards are accurate and completed by the employees themselves. During an unannounced audit, we review the two most recent pay-period records, cross checking time cards and payroll documents to make sure they are accurate and in accordance with local law and Target standards. If we identify violations, we consider them critical and either will return for a re-audit or deactivate the facility for non-compliance, depending on where the audit is in the audit round.

Excessive working hours is still a widespread practice in many parts of the world. Workers often comply in order to make higher wages but are not paid legal wages for the regular hours that they work. Many factors lead to excessive working hours, including purchasing company decisions that impact production deadlines. To reduce the risk of occurrences, Target provides training to our team members who make sourcing decisions. We also offer extensive training for our business partners on working hour reduction and management, and we expect them to communicate production challenges so that we can partner on a solution. We consider working-hour violations critical. If a facility is not able to meet local law and our requirements, we will deactivate the facility for a minimum of one year.


% of audits with working hours and time off issues
45 %
40 %
35 %
30 %
25 %
20 %
15 %
10 %
5 %
0 %
39%
33%
14%
7%
29%
28%
2010
2011
China and Southeast Asia
The Americas
India, Bangladesh, Pakistan, Egypt, Turkey

Payment of Wages
Target has a firm stance on the payment of wages, and we will not knowingly work with business partners who do not follow local law and our standards. During an audit, we do a thorough review of time card and payroll records to ensure workers were paid legal wages for all the hours they worked, including regular, overtime, holiday and vacation wages. We do not accept any wage exemptions. During an audit, in addition to discussing wage policy with management, we make sure employees understand their wages, benefits and deductions. We also make sure they have access to their own records to verify their hours and wages, and that they know with whom to discuss discrepancies. We consider wage violations critical. If they do not meet our requirements and local law, we will deactivate the facility for one year.


% of audits with wage issues
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
56%
59%
9%
4%
38%
36%
2010
2011
China and Southeast Asia
The Americas
India, Bangladesh, Pakistan, Egypt, Turkey

Labor Challenges
Labor challenges are seen in every country across the world. Target is focused on several of these challenges, including imported labor and insufficient hiring practices.

It is common for facilities to use imported or migrant labor, and both can be challenging to manage. As strong advocates for human rights, we expect all workers, including imported and migrant workers, to be provided wages, benefits and working conditions that are fair and in accordance with local law. We do not condone holding workers' passports to keep them from leaving, charging any type of fee or deposit for employment, or any other unfair practice. We review these policies in detail during our audit process and expect our business partners to share these views.

Insufficient hiring practices are one of the highest risk opportunities we see. When facilities do not have a formal hiring process, they are at higher risk of using unethical practices. We expect all facilities to have a human resources department and to enforce a policy that no candidate can be hired until approved by human resources. We do not allow exceptions, including those for temporary and contract workers. During our audit, we review personnel records and discuss the hiring process with management. We verify that they have a formal procedure in place that includes reviewing age documentation and eliminating high-risk candidates. We also make sure that they keep standard personnel files for all workers where information is readily available. If a facility does not meet these requirements, the auditor will review them with facility management and our headquarters team will communicate with the business partner. A follow-up audit is required to ensure that a formal process has been implemented.

Conflict Minerals and No Dirty Gold
Target is committed to sourcing products that contain diamonds, gold and other precious metals and gemstones only from business partners who engage in responsible mining practice, including adhering to the highest social, human rights and environmental standards. We reinforce this commitment through business partner education efforts as part of our Social Compliance program. Target supports the efforts of Oxfam and Earthworks with the "No Dirty Gold" campaign. We endorse this program as a means to ensure that gold and other precious metals are produced according to the highest social, human rights and environmental standards. Despite reports to the contrary, Target participated in discussions and meetings on the "No Dirty Gold" campaign and actively engaged in business partner education and support of this program through our existing Social Compliance program.

Target is analyzing the prevalence of conflict minerals in our supply chain and preparing vendor education and auditing to bring us into compliance with the anticipated SEC regulations.

No Uzbek Cotton Policy
Based on global concerns that forced child labor is being used in the cotton fields of Uzbekistan, and our ongoing commitment to No Child Labor, Target will not accept products that contain Uzbek cotton. To the best of our knowledge, Target does not currently source any products from Uzbekistan, nor do we use Uzbek cotton in textiles used to manufacture products from other countries. In addition, Target does not knowingly buy or sell products that contain cotton sourced from any country that condones the use of forced child labor. We request that our business partners do not use cotton sourced from any country with a known record of forced child labor in its cotton fields, including Uzbekistan. We have shared this position with the U.S. government, NGOs and other industry leaders who have approached us with related concerns.

Integration with Sourcing

Business Partner Performance Analysis
Target uses multiple data points to analyze the performance of our business partners, who are held accountable for compliance in the facilities that they use for Target production. Social Compliance's audit results are one of the metrics we use when assigning performance levels to business partners. These results reflect their risk level.

Patterns of Needs Improvement or At-Risk results, or any type of noncompliance, will result in a high-risk performance level. We publish a monthly Vendor Performance Report, which provides our internal partners with the key information they need to make educated sourcing decisions. When a business partner is not able to show compliance with our program, our sourcing partners will evaluate their future business.

Vendor Performance Overview (VPO) is an internal tool we created to provide an in-depth review and analysis of a business partner's performance across multiple areas of social compliance. The analysis includes a compilation of recent audit results, facility registration accuracy and the ability to provide complete and acceptable corrective action plans. The VPO score helps us to identify areas of opportunity for each business partner, which we discuss with them.

Business Partner Probation Process

If a business partner shows a pattern of producing product in facilities that do not meet our standards, they will be put on probation for up to one year. During that time, they will work closely with our headquarters Social Compliance team until they have elevated their internal program. During probation, we will monitor them closely and require that all audit results demonstrate facility compliance. If they are not able to meet these requirements, we will remove them from our business-partner matrix.

We also will terminate a relationship with a business partner or facility if they attempt to alter audit violations in any way, or if they mistreat our team members or representatives. Mistreatment includes, but is not limited to, behavior such as raising their voices in an inappropriate manner, threatening or causing physical or another type of harm, or preventing a team member or representative from leaving the facility.

Business Partner Education

Business Partner Training and Education

We provide a wide variety of social-compliance training materials to business partners, including on boarding at headquarters and overseas locations and web-based training programs that they can complete at their own pace, which include topics like preventing underage labor, human resources management systems, controlling working hours and health and safety management. Some materials are available in multiple languages. We are continually developing and updating training resources to educate our business partners and elevate their awareness.

Self-Auditing Tools

In addition to training resources, we give business partners access to tools on our business partner website to help them elevate their social-compliance performance, including our full- and self- audit forms.

Intensive Compliance, Education, Evaluation and Execution

The Intensive Compliance, Education, Evaluation and Execution program is a pilot rolled out to a limited number of business partners to improve their audit results. The program is designed to enhance their social-compliance programs and educate them on auditing best practices. These select business partners work in partnership with Target's Social Compliance team, which reviews their programs and processes and conducts shadow audits and training. We also provide them with access to our own auditing tools and manuals and visibility into our internal audit violations. The goals of the program are to increase compliance and improve audit results.

Ongoing Social Compliance Partnership

Target Social Compliance team members are based in several offices in the field as well as at our headquarters location. The focus of the headquarters team is education and collaboration with our business partners, with whom we encourage proactive communication and transparency. The team's role includes reviewing social-compliance audits and communicating the results, providing feedback on corrective-action plans, and educating business partners on compliance standards. They also regularly evaluate and update Target's social-compliance best practices. Ultimately our goal is to work with our business partners to elevate their programs.

Target Sourcing Services Sustainability

In 2011, Target became a founding member of the Sustainable Apparel Coalition—an industry-wide group of leading apparel and footwear brands, retailers, manufacturers, NGOs, academic experts and the U.S. Environmental Protection Agency—which works to reduce the environmental and social impacts of apparel and footwear products around the world.

Members of the coalition recognize that working together in a non-competitive environment gives them an opportunity to develop standardized tools and processes for greater efficiency, accelerate the improvement of industry sustainability performance, and identify further opportunities for innovation.

The Sustainability Apparel Index
The Sustainable Apparel Coalition's first major project was the development of a common, industry-wide tool for measuring the environmental and social performance of apparel and footwear products and the supply chains that produce them. The tool, which considers factors such as materials, packaging, manufacturing processes and transportation, will be available on the coalition's website in July 2012. The coalition also is exploring opportunities for replication to other product categories.

Supplier Engagement

In 2012, the TSS Sustainability team is introducing a process to engage our global supplier base with an environmental assessment. A key component of this assessment is a facilities questionnaire developed through Target's membership in the Sustainable Apparel Coalition. This tool, like all Sustainable Apparel Coalition resources, is expected to gain industry-wide acceptance which will eliminate redundancy for suppliers and will promote consistent assessment criteria for the retail industry. The TSS Sustainability team will incorporate the results of this assessment into Target's business-partner evaluation process and will use the findings to drive operational efficiencies, manage regulatory changes, and reduce environmental impacts. Most importantly, the assessment process will provide a forum for educating both suppliers and Target team members on the importance of sustainability in our business practices and will provide a means for implementing mutually-beneficial strategies.

For more information about our companywide sustainability efforts, see pages 11-17.

Product Safety and Quality Assurance

At Target, product safety is a top priority. We not only ensure products meet mandatory safety standards, but also voluntarily test our products periodically to meet more stringent standards than state and federal laws require, placing special emphasis on children's products, including toys. We make every effort to ensure a product's performance and safety meets our high standards before being sold in our stores or on Target.com.

Quality Assurance Tools and Processes

Target Product Safety and Quality Assurance team members are based in several offices in the field as well as at our headquarters location. The focus of the headquarters team is education and collaboration with our business partners, with whom we encourage proactive communication and transparency. The team's role includes reviewing and providing feedback on factory evaluations, inspections, and product-testing corrective-action plans, and educating business partners on product-safety and quality standards. Ultimately, our goal is to work with our business partners to elevate their programs.

Factory Evaluations
Prior to producing Target-brand products, each factory must undergo an evaluation by a Target manufacturing technician or an independent third party to validate its quality processes and manufacturing capabilities. Factories not meeting our strict standards are either placed on corrective action or may not produce our products. In 2011, Target conducted more than 2,500 factory evaluations. Fifty-six of those factories did not meet our standards and could not produce product for Target.

Pre-Production Meetings
Target overseas staff conducts pre-production meetings at the production factory for all Target-sourced and Target-brand products to verify that our vendors and the factory staff understand our requirements and are prepared to execute the order to meet them. Any concerns are escalated to Target headquarters for resolution before production.

Product Testing
Product testing begins prior to production and continues through a product's lifecycle. Third-party testing is used to validate that our owned-brand products meet or exceed safety and regulatory requirements and ensure performance for our guests. (See Product Testing section that follows.) In 2011, independent third-party labs conducted more than 41,600 tests for Target-brand products.

Product Inspections
Product inspections are used to validate that Target-brand products meet our guest's expectations. Every Target-brand program must undergo at least two inspections prior to shipping. Any products failing an inspection are escalated to Target headquarters for resolution. In 2011, Target staff and our independent third parties conducted more than 131,000 product inspections to ensure quality for our guests.

Field Assessment Tool
Our Field Assessment Tool is a system that automates field activities and creates a data repository for product inspections, factory evaluations and social compliance audits.

Training and Documentation
Training and documentation for all Quality Assurance requirements are made available to our business partners through Partners Online.

Product Testing

We rigorously test Target-brand products before they arrive at our stores or are sold on Target.com to validate that they meet or exceed safety and regulatory requirements and our own strict standards.

Third-Party Tests
Target requires satisfactory third-party product tests. If a product does not pass initial testing, the vendor must improve and resubmit the product until it meets requirements. If a product does not meet requirements after it is resubmitted, it is not approved for shipment.

Multi-Stage Testing
Target requires all testing to be conducted at independent third-party laboratories. Testing begins prior to production on a pre-production or prototype sample, and further samples are selected by Target staff from the initial production run and at random intervals during production.

Product Investigations and Recall

We proactively investigate safety-related and regulatory issues and, when necessary, quickly remove products from our stores and Target.com. A systemic hard lock is promptly issued on all recalled items to ensure a non-compliant product cannot be sold to our guests.

In addition, we ensure our guests have up-to-date information on product recalls by posting recall information on kiosks in our stores and on our website. We also notify by phone any guest who used a REDcard to purchase a recalled product.

We believe that cooperation among regulators, manufacturers and retailers is the only way to find solutions to issues of quality and safety. We're committed to being a productive part of that effort. We remain a leader in the retail industry by providing a weekly report to the Consumer Product Safety Commission on safety-related issues.



a responsible employer and great place to work

We are committed to being a responsible employer and a great place to work. We invest in the career development and well-being of our 365,000 team members worldwide, knowing that their diverse perspectives, talent and commitment enhance our company and our communities.

a responsible employer and great place to work

diversity & inclusion

At Target, diversity and inclusion are integrated into every aspect of our business—from our suppliers and team members to the shopping experience in our stores. By fostering an inclusive culture, we enable every member of our team to leverage their unique talents and high performance standards to drive innovation and success.

Team Member Diversity
Target recruits diverse team members by participating in and sponsoring conferences and career fairs hosted by organizations such as Management Leadership for Tomorrow, the National Society of Hispanic MBAs, the National Black MBA Association and Reaching Out MBA. We also partner with agencies and support numerous school and government programs to hire members of the military and people with disabilities. With in-store employment kiosks, we encourage guests to become team members so our store teams reflect our communities.

Target diversity vs. U.S. population

	Target	U.S. Population*
Female	57%	50.7%
Minority	42%	35%

*2010 U.S. Census

all team member ethnic diversity


58%
42%
Non-Diverse
Diverse

executive committee gender diversity


50%
50%
Male
Female

executive committee ethnic diversity


10%
90%
Non-Diverse
Diverse

Target board gender diversity


36%
64%
Male
Female

Target board ethnic diversity


27%
73%
Non-Diverse
Diverse

Authentic Connections

More than 4,700 team members participate in our diversity and inclusion business councils, which provide onboarding, networking and professional development opportunities for diverse team members. The councils represent six groups: African American; Asian American; Lesbian, Gay, Bisexual, Transgender and Ally; Hispanic; Military; and Women. Target also has more than 100 networks—groups created by team members who share common interests or goals, including professional, athletic, social and alumni associations.

Cultural Competency

To promote cultural competency, Target offers classes such as Navigating Cultures, which raises cultural awareness and allows teams members to learn about cultural differences and working styles. We also offer a series of activities designed to help team members get to know one another better and to deepen and expand the idea of diversity and inclusion at Target.

Supplier Diversity

Target's Supplier Diversity program has helped us become a preferred business partner to Minority and Women Business Enterprises (MWBEs). In 2011, we partnered with more than 1,000 MWBEs. We increased their use within our store construction projects by expanding the use of MWBE sub-contractors, and grew our merchandising segment through the increased use of MWBE partners.

Merchandise & Marketing Diversity

In addition to using diverse suppliers, our diversity and inclusion business councils collaborate with our Merchandising and Marketing teams and participate in external partnerships to help us tailor merchandise and messaging to specific audiences.

career development and planning

Target is well known for offering our team robust career-development opportunities. Our Organizational Effectiveness team is dedicated to our competitive advantage by building the best team possible. We work hard to keep the top talent we hire by identifying professional development goals and supporting their growth. We believe that development is leader-driven and team member-owned, which helps us deliver great results. It's a commitment that begins on the very first day and continues throughout team members' careers. Career planning is encouraged through transparency to other jobs that exist throughout the company. We have identified more than 120 distinctly different career paths that exist for team members to explore, and are building enhanced tools and systems to support team members' visibility to all jobs that exist at Target.

Training and Mentoring

We offer a world-class onboarding and new hire experience, and some of the most comprehensive training programs in the industry—including focuses on transition and key talent. Our mentoring process helps prepare and motivate team members for new challenges. At senior levels, coaches, learning groups and action learning opportunities are some of the examples available for development. Our training programs are designed using external benchmarking coupled with extensive industry research, collaborative partnerships and internal expertise.

Talent Management

Target's Leadership Foundations and Expectations competency model lets every team member know exactly what skills and abilities are needed to succeed. We follow specific talent-planning routines, extensive assessment practices, and use our annual Best Team Survey, which provides team members an opportunity to voice their opinions about Target's culture, leadership and their team, to gather important insights and inform annual plans to improve our workplace.

Regular Review Process

Our carefully structured review process ensures that leaders and team members meet regularly to discuss strengths and development opportunities. Many team members meet with their leader quarterly to discuss business goals, performance, development and career goals, and all team members participate in a formal performance review annually.

team member well-being

At Target, we subscribe to a holistic view of well-being. According to the book, "Wellbeing: The Five Essential Elements," by Gallup's Tom Rath and Jim Harter, "Well-being is about the combination of our love for what we do each day, the quality of our relationships, the security of our finances, the vibrancy of our physical health, and the pride we take in what we have contributed to our communities." We encourage team members to prioritize these five elements of well-being based on their personal goals. These individual approaches contribute to the strength of our total company and form the basis of our "Be You. Be Target." philosophy. A dedicated well-being team and a grassroots network of well-being captains across the company share well-being tools and resources and provide constant encouragement to our team to lead a healthy, balanced lifestyle.

Target leads or participates in a variety of partnerships that advance workplace health and well-being. Our company is a founding member of the Alliance to Make US Healthiest and the Alliance for a Healthier Minnesota, two coalitions focused on workplace health and employee health engagement. We also are one of four organizations that piloted US Healthiest's HealthLead accreditation program—a comprehensive assessment of a company's employee well-being policies and practices—garnering silver accreditation status.

Team Member Well-being Benefits

Target's benefits are designed to support our team members' holistic well-being.

Our health benefits are designed to encourage wellness and promote prevention. They include robust medical, dental and pharmacy benefit plans that cover preventive care at 100 percent; comprehensive health insurance for part-time team members who work as little as 2.5 days a week; access to a free telephonic nurse line service to assist team members with navigating the health-care system; discounts to support healthy living including gym-membership fees and weight-loss programs; and campaigns to bring preventive health care to our stores and distribution centers, including free on-site flu vaccinations, biometric screenings and health assessments.

Our financial benefits help team members make sound fiscal decisions now and in the future. These include one of the best 401(k) plans in retail; a daycare flexible spending account; childcare discounts; a 10 percent Target store discount for team members, spouses and same-sex domestic partners; a group legal plan; life insurance; short- and long-term disability insurance; commuter benefits; and access to Target Credit Union.

Our social and community benefits help team members build strong relationships and community connections to help them enjoy life both inside and outside of work. These include paid time off; national holidays; personal holidays; a variety of Target social clubs—like the Target Run Club or Women's Business Council—that help team members connect quickly and authentically; Target-sponsored volunteer activities; Target volunteer councils; and community awards and grants to nonprofit organizations important to team members and our company.

Our career benefits help team members feel happy, challenged and fulfilled by the work they do. They include structured mentoring; robust professional and leadership development classes and programs; formal and informal recognition programs; our diversity business councils; and rich tuition-reimbursement benefits.

Finally, our 24-hour Team Member LifeResources program connects team members and anyone in their household to resources for all aspects of Wellbeing: Social, Health, Career, Financial and Community. The program includes immediate access to clinicians with a master's degree, free counseling sessions, assistance with improving health regardless of fitness level, resources to hone work skills, budgeting support and referrals to community resources.

Health Well-being

To foster improved team member health engagement, we offer access to a variety of health and wellness resources to help team members better understand their health status and empower them to take action to get and stay healthier.

These offerings include team member access to free on-site health assessments, biometric screenings, flu shots and other preventive services at all of our headquarters, stores and distribution centers. In 2011, team members and their dependents enrolled in a Target-sponsored health plan also had the opportunity to earn premium reductions as a further incentive to participate in healthy activities. At Target headquarters, our team member clinic is staffed by a full-time family practice physician, offering comprehensive general medicine services with the convenience of an on-site walk-in clinic.

In 2012, we will continue to encourage team members to manage their health through the Target Best Health program, which provides enhanced incentives for team members to set health goals and take action.

GOAL on track

increase health assessments

increase the percentage of team members and spouses/domestic partners enrolled in a Target health plan completing a health assessment to 80 percent


26% of team members
20% of team members
80% of team members
FYE 2010
FYE 2011
by FYE 2015

In 2011, 20 percent of team members and their spouses/domestic partners who were enrolled in a Target health plan ("enrollees") completed a free online health assessment, a decrease from our 2010 baseline. Although participation rates declined, we remain on track to reach our FYE 2015 goal of 80 percent completion of the health assessment by plan enrollees.

We have identified three key opportunities to increase health risk assessment completion in the future. First, we will continue to improve the online portal experience to make it easier to navigate and understand the actions that need to be taken by enrollees. Second, we will offer more compelling incentives, including, by 2014, contributions to HRA and HSA accounts to help team members offset the rising cost of health insurance. And third, we will provide headquarters, store and distribution center leaders more support and incentives to drive team member participation.

GOAL on track

increase biometric health screenings

increase the percentage of team members and spouses/domestic partners enrolled in a Target health plan completing a biometric health screening to 80 percent


80% of team members
24% of team members
15% of team members
FYE 2010
FYE 2011
by FYE 2015

In 2011, 24 percent of team members and their spouses or domestic partners enrolled in a Target health plan completed a biometric health screening, an increase over our 2010 baseline. Our progress is on track to reach our goal of 80 percent of team members and their spouses/domestic partners enrolled in a Target health plan completing a biometric health screening by FYE 2015.

Free on-site biometric screening events helped increase participation in 2011. Target provided qualified nurses who administered screenings and provided instant readings for team members at all headquarters and most store and distribution center locations, making it easy for team members to know their health status.

We're building on our success by expanding access to these on-site events in 2012 to all stores and distribution centers. We'll also hold multiple events throughout the year at each location, and for the first time, we're inviting team members' spouses/domestic partners to participate at headquarters locations. Through Target Best Health Rewards, team members are offered incentives for completing a biometric screening.

Increase Team Member Engagement

GOAL modified

increase breast cancer screenings

increase the percentage of eligible team members and their families enrolled in a Target health plan getting breast cancer screenings to 76 percent


57% of team members
76% of team members
FYE 2011
by FYE 2015

GOAL modified

increase cervical cancer screenings

increase the percentage of eligible team members and their families enrolled in a Target health plan getting cervical cancer screenings to 79 percent


73% of team members
79% of team members
FYE 2011
by FYE 2015

In 2011, we recognized the opportunity to convert to industry-standard clinical measurements, allowing for greater transparency and comparability. We adopted the National Committee for Quality Assurance's Health Effectiveness Data and Information Set (HEDIS), using it to revise three of our team-member health engagement goals set in 2011 (breast cancer, cervical cancer and colon cancer screenings). Our new 2015 goals are based on the national HEDIS 75th percentile commercial benchmark and measured against UnitedHealthcare claims data. We'll track our progress against

GOAL modified

increase colon cancer screenings

increase the percentage of eligible team members and their families enrolled in a Target health plan getting colon cancer screenings to 63 percent


63% of team members
31% of team members
FYE 2011
by FYE 2015

GOAL new

increase diabetes HbA1c testing compliance

increase the percentage of eligible team members and their families enrolled in a Target health plan getting diabetes testing to 91 percent


75% of team members
91% of team members
FYE 2011
by FYE 2015

these new baselines and FYE 2015 targets going forward. Because there is no HEDIS measurement for wellness visits, we eliminated our wellness-visit goal, replacing it with a new goal to increase diabetes HbA1c testing compliance by FYE 2015. Diabetes is a major health risk across the nation and Target is committed to doing our part to help our team members reduce their risk.

Financial Well-being

GOAL

increase use of financial tools

increase the percentage of team members participating in the Target 401(k) who are using financial tools and resources provided by Target to 30 percent

on track


15% of team members
18% of team members
30% of team members
$
$
$
FYE 2010
FYE 2011
by FYE 2015

To help team members make smart financial choices, Target provides free access to financial tools and resources through our online pay-and-benefits portal (powered by Hewitt and Financial Engines), and via phone access to Team Member LifeResources. By year-end 2011, 18 percent of team members participating in the Target 401(k) were using these tools and resources, putting us on track to reach our goal of 30 percent of team members using our free company-provided financial tools by FYE 2015.

In 2011, we made several enhancements to the Target Credit Union (TCU), which provides banking and financial services to all team members. TCU merged with Baxter Credit Union, improving the scale and already preferable rates and services provided to our team.

For 2012, we will continue our communication campaign to increase awareness and encourage team members to use the free financial tools we make available. Also, 401(k) participants will continue to receive home mailings that profile their 401(k) contributions relative to their long-term financial goals and provide additional resources and advice.

Career Well-being

We believe career well-being is about enjoying work, having opportunities to learn and grow, being recognized and feeling welcome in the workplace. In 2011, Target continued to support team members' career well-being by offering tuition reimbursement, mentoring opportunities, and the opportunity to participate on our diversity business councils and networks. We also continued to enhance and encourage recognition from leaders and peers.

For more information about career development, see page 32.

Community Well-being

We provide a variety of opportunities for team members to get involved in and support strong, healthy and safe communities. From renovating elementary school libraries and donating food to the hungry, to giving blood and responding to disasters, we encourage team members to choose activities that match their interests. In 2011, Target team members donated more than 475,000 volunteer hours.

Social Well-being

Social well-being is about building connections. We encourage team members to surround themselves with family, friends and fellow team members who share their goals and dreams, making connecting with others part of their daily routine. We make time for Fast, Fun and Friendly events and volunteer opportunities, because the better we know one another, the better we work together as a team. We also offer discounts, networks and life-event resources to enhance daily life.

For more information about our commitment to guest well-being, see pages 18-19.

compliance and ethics

Ethical business is more than a best practice for us. It's a longstanding part of our culture and heritage. Our company founder, George Dayton, was well known for his strong sense of business ethics. Today, we still hold ourselves to high ethical standards in everything we do. As a result of our efforts, Target has been ranked as one of the world's most ethical companies by The Ethisphere Institute six years in a row.

In 2011, we continued to build on the basics of complying with legal requirements and to reinforce the expectation that all team members, regardless of level or role, conduct themselves with the utmost personal and professional integrity every day. Setting the tone at the top, our executive leadership team further defined the role of Chief Compliance Officer to drive greater visibility, oversight and accountability.

Business Conduct Guide

Across the organization, we continued to ensure our team members understand what it means to behave ethically and in compliance with our business code of conduct. We revised our Business Conduct Guide to serve as a resource rather than a rule book, using simple language, graphics, stories and real-life examples. We printed and distributed the guide to all team members in addition to making it available online.

In 2012, we will continue to build on our strong ethical foundation. We are in the process of improving our training and communication strategy to educate team members and create a more effective compliance program. We also are developing a governance structure that helps to further define roles and responsibilities for compliance and ethics within the company.

civic activity

Public Policy

We believe that engaging in legislative and public-policy activity is an important and necessary element of being a diversified, multi-national retail business. We work with elected officials of all political parties to help shape constructive public-policy solutions that benefit our business, team, guests and the communities we serve.

During and immediately following the 2010 U.S. election cycle, the Corporate Responsibility Committee of our Board of Directors conducted a thorough review of Target's policies and practices regarding public-policy engagement. This review resulted in a clear and transparent framework for Target's public-policy engagement that was approved by our Board of Directors and is outlined below. Importantly, this framework has reaffirmed Target's commitment to:

- Align our public-policy activities and business interests,
- Employ a decision-making process to support ongoing compliance with our alignment objective,
- And maintain transparency to our guests, team members, shareholders and other stakeholders.

Issue Advocacy

As a retailer, importer, bank, credit card issuer, health-care provider, and employer of more than 365,000 team members, we play an important role in informing policy makers about many legislative issues. Target advocates at all levels of government, with think tanks, NGOs and trade associations to ensure that the impact legislative and regulatory issues have on our business, industry, communities and team members is well understood.

When directly advocating on positions important to our business, we rely on leaders throughout the company who have expertise to lend to policy discussions. We also provide opportunities for our team members to learn about issues affecting Target and how to communicate with their elected representatives through in-person programs and by publishing informative material.

Recently, Target has shared expertise and engaged in lobbying activities on a number of issues important to our company and the retail industry. Although the specific issues vary with legislative activity and schedules, they include organized retail crime, community safety, taxes, trade, product safety, data security, health-care reform, and employment and labor issues.

In 2011, our direct advocacy focused primarily on debit-card swipe fee reform and the collection of online sales taxes. We viewed these two issues as priorities because of their effect on the retail industry and, more specifically, their direct and significant impact to our business.

Accordingly, these issues were our primary focus in 2011 in terms of the time and effort spent by our Government Affairs team and, when appropriate, our internal business partners who serve as subject matter experts. We also identified these issues as priorities when working with trade associations and retail peer companies because we determined that legislative activity on the issues was a possibility and that telling the retail-industry story would provide a valuable perspective to policy makers.

Debit-Card Swipe Fees

Interchange fees, or "debit-card swipe fees," are what retailers must pay to issuing banks every time a customer uses a debit or credit card. These fees are one of Target's largest expenses—representing hundreds of millions of dollars every year—and have continued to increase dramatically as a result of the broken interchange market that leaves retailers with little or no ability to negotiate lower rates.

Swipe-fee reform was included in the Dodd-Frank Wall Street Reform Act in 2010. In early 2011, opponents attempted to delay and ultimately repeal these reforms through legislation in Congress. Target joined a broad advocacy coalition of large and small retailers to support and defend the reforms, which promote swipe fee rates that are reasonable and proportional to their costs.

Our advocacy on this issue took several forms. Our business leaders directly explained to members of Congress the impact these fees have on our business. We also worked collaboratively with our retail peers, trade associations, and a larger coalition of businesses impacted by swipe fees, and encouraged our team members to contact their members of Congress in support of swipe-fee reform.

E-fairness Online Sales Taxes

In 2011, Target also focused its federal and state advocacy efforts on "e-fairness" legislation. As a result of a decades-old tax loophole, many online-only companies receive as much as a 10 percent perceived price advantage over brick-and-mortar retailers because they are not required to collect and remit state sales taxes, even though the tax is already due by the consumer.

These laws are antiquated and unfairly benefit certain companies at the expense of others. For example, this loophole creates a competitive disadvantage for companies like Target that collect state and local sales taxes for both in-store and online purchases.

In 2011, Target advocated at both the federal and state levels for legislation that would require online-only retailers to collect and remit sales taxes, just like brick-and-mortar retailers are required to do. Retail is a very competitive industry, and Target's view is that a sale is a sale, whether it takes place online or in a store. Target will continue to advocate for e-fairness legislation in both the state legislatures and in Congress to ensure a fair and level playing field for all retailers.

Target publicly reports its advocacy activities every three months as required by law with the Secretary of the U.S. Senate and the Clerk of the U.S. House of Representatives, and our recent reports are available at http://hereforgood.target.com/learn-more/civic-activity.

We also indirectly engage in advocacy through our memberships in trade associations and other policy-based organizations, which support their member companies by offering educational forums, public-policy advocacy and advancement of issues of common concern. Given the diversity of interests, viewpoints, and broad membership represented by these organizations, the positions they take do not always reflect Target's views.

Our financial support of trade associations and other policy-based organizations is limited to educational, lobbying and association management activities. We expressly require that our financial contributions to these organizations not be used for making campaign contributions to candidates or to influence the outcome of specific elections or ballot initiatives.

We report the identity of the trade associations and other policy-based organizations that we support, together with the aggregate amount of our financial support. In addition, because membership dues used for lobbying activities are not deductible for U.S. tax purposes, we also show the portion of our total dues that are not tax deductible.

Information on our support of trade associations and other policy-based organizations is updated twice per year and is available at Target.com/hereforgood.

trade association and policy-based organization support

January 1 – December 31, 2011

The following is a list of trade associations and other policy-based organizations Target supports that engage in public policy advocacy and advancement of issues of common concern. The aggregate amount of financial support is $4.9 million, 37 percent of which supports non-deductible lobbying activities. Organizations are expressly required not to use this financial support for campaign contributions or to influence the outcome of specific elections or ballot initiatives.


37%
63%

● Non-Deductible ● Deductible
TOTAL – $4.9 Million

ORGANIZATION
Alabama Retail Association
Alliance of Wisconsin Retailers, LLC
American Apparel and Footwear Association
American Bankers Association
American Benefits Council
Arizona Community Pharmacy Committee
Arizona Retailers Association
Arkansas Grocers and Retail Merchants Association
Associated Oregon Industries
Business Council
Business for Innovative Climate and Energy Policy
Business Roundtable
California Business Properties Association
California Chamber of Commerce
California Retailers Association
California Taxpayers' Association
Chain Pharmacy Association of New York State
Chicago Retail Merchants Association
Chicagoland Chamber of Commerce
Citizens' League

(continued)

trade association and policy-based organization support *(continued)*

Coalition for Responsible Transportation
Colorado Chain Pharmacy Committee
Colorado Retail Council
Conference of State Bank Supervisors
Connecticut Retail Merchants Association
Consumer Electronics Retailers Coalition
Convenient Care Association
Delaware Retail Council
Downtown Council
Florida Retail Federation
Food Marketing Institute
Georgia Association of Chain Drug Stores
Georgia Retail Association
Grocery Manufacturers Association
HR Policy Association
Idaho Retailers Association
Illinois Retail Merchants Association
Indiana Retail Council
Iowa Retail Federation
Kansas Chamber of Commerce
Kentucky Retail Federation
Louisiana Retailers Association
Maine Merchants Association
Maryland Retailers Association
Michigan Retailers Association
Minneapolis Chamber of Commerce
Minnesota Business Partnership
Minnesota Chamber of Commerce
Minnesota Competitiveness Fund
Minnesota Retailers Association
Minnesota Taxpayers Association
Montana Retail Association
NALEO Educational Fund
National Association of Business Political Action Committees
National Association of Chain Drugs Stores
National Association of Secretaries of State
National Chamber Foundation
National Conference of State Legislators
National Governors Association
Nebraska Retail Federation
New Jersey Council of Chain Drug Stores
New Jersey Retail Merchants Association
New Mexico Retail Association
New York Metropolitan Retailers Assocation
North Carolina Retail Merchants Assocation
North Dakota Retail Association
Ohio Council of Retail Merchants
Pennsylvania Association of Chain Drug Stores
Pennsylvania Retailers' Association
Public Affairs Council
Retail Association of Mississippi
Retail Association of Nevada
Retail Council of New York State
Retail Industry Leaders Association
Retail Litigation Center
Retail Merchants Association of New Hampshire
Retail Merchants of Hawaii
Retailers Association of Massachusetts
Rhode Island Retail Federation
Ripon Society
South Dakota Retailers Association
St. Paul Chamber of Commerce
State Chamber of Oklahoma
State Government Affairs Council
State Legislative Leaders Foundation
Tennessee Retail Association
Texas Federation of Drug Stores
Texas Retailers Association
The Itasca Project Fund
Third Way
U.S.-China Business Council
U.S. Chamber of Commerce
U.S. Conference of Mayors
U.S.-India Business Council
Utah Association of Financial Services
Utah Bankers Association
Utah Retail Merchants Association
Virginia Association of Chain Drug Stores
Virginia Retail Merchants Association
Washington Retail Association
West Virginia Retailers Association
Wyoming Retail Merchants Association

Political Contributions

Target uses a Policy Committee as the primary body to guide the decision-making process regarding financial support of political activities. To ensure a variety of perspectives, the Policy Committee consists of our most senior executives in areas most affected by public policy decisions. The Policy Committee, in conjunction with the Chief Executive Officer, is responsible for balancing our business interests with any other considerations that may be important to our team members, guests or other stakeholders. The Policy Committee reports to the Corporate Responsibility Committee of the Board of Directors at least twice per year.

Target may provide financial support to political candidates, political parties or ballot initiatives through two separate channels:

1) TargetCitizens PAC, which is funded through the voluntary contributions of our eligible team members, and
2) The use of general corporate funds where permitted by law.

Regardless of which channel for political contributions is used, our financial support is provided in a nonpartisan manner based strictly on issues that directly affect our business priorities.

PAC Contributions

TargetCitizens PAC, which is funded through the voluntary contributions of eligible team members, makes contributions in a bipartisan manner to federal candidates and organizations. Target's Policy Committee determines the factors to be considered when making contribution decisions. These factors are:

- General alignment with our business objectives
- Extent of our presence in a candidate's state or congressional district
- Relevant legislative committee assignments
- Leadership positions
- Political balance
- The interests of our guests, team members, shareholders and other stakeholders

2011 TargetCitizens PAC contributions

Democratic	$95,700 (49%)
Republican	$93,500 (48%)
Bipartisan	$5,000 (3%)



Information on TargetCitizens PAC contributions can be found on the Federal Election Commission's website: http://www.fec.gov.

Corporate Contributions

The use of general corporate funds for political contributions is permitted if the Policy Committee determines that would be an appropriate means of advancing issues that are important to our business. The Policy Committee reviews and approves any use of general corporate funds for electioneering activities or for ballot initiatives. This approval process applies whether the contribution is made directly to a candidate or party, or indirectly through an organization operating under Section 527 or 501(c)(4) of the U.S. Internal Revenue Code.

Before any contribution is made, the Policy Committee: (i) determines that the contribution supports our business interests; (ii) gives consideration to the interests of our guests, team members, shareholders and other stakeholders; and (iii) concludes that under the circumstances, the contribution is an appropriate means of advancing our public policy position.

One way Target and other retail companies engage at the state level is to support state retail association political action committees (PACs) where allowed by law. By pooling resources with other retailers, we are able to support candidates who understand and support issues important to the retail industry, such as tax and labor policy, environmental issues and organized retail crime.

A list of individual corporate contributions of $5,000 or more, updated twice per year, is available at Target.com/hereforgood.

Target corporate political contributions

January 1 – December 31, 2011

The following is a list of contributions of general corporate funds in the amount of $5,000 or more to support or oppose the election of candidates for office or ballot initiatives.

ORGANIZATION	AMOUNT
California Jobs PAC	$ 6,500
California Business Properties Assocation PAC	$ 6,500
California Retailers Association Good Government Council	$ 6,500
Democratic Attorneys General Assocation (DAGA)	$ 10,000
Illinois Merchants Political Action Committee Team	$ 10,000
New York Retailers for Effective Government	$ 5,000
Republican State Leadership Committee (RAGA)	$ 10,000

Board Oversight

Our public-policy activities are reviewed semi-annually by the Corporate Responsibility Committee of our Board of Directors. In addition, the Policy Committee consults with the Chair of the Corporate Responsibility Committee on particularly significant or sensitive decisions relating to contributions or public-policy positioning.

stakeholder engagement

At Target, our brand is built on a legacy of giving and service; building strong, healthy and safe communities in which we operate; and providing a great place to work. This has led to our success as a favorite place to shop and has guided our business strategy and engagement with stakeholders. Engaging with our stakeholders, listening to their ideas, concerns and perspectives is vital to our business. In addition to our daily attentive engagement with our guests and team members, we have ongoing relationships with stakeholder groups including community members and leaders, government agencies and NGOs. Engagement with our guests and other stakeholders has guided Target in identifying our six priority areas of education, environment, safety & preparedness, health and well-being, responsible sourcing, and continuing our tradition of being a great place to work.

These long-term relationships influence our approaches and enable us to work together to address the key challenges facing our society today. We know we can do more good through partnerships than we ever could on our own. By regularly working with our key stakeholders, we are able to understand the most pressing issues facing our communities, and navigate the best way to support our team members and guests.

Our engagement takes place in formal and informal ways every day across our company, including conversations with guests in our stores, team member meetings, regular meetings with partner organizations, and convenings that we host to exchange ideas and enable change. As a supplement to these more direct interactions, we also conduct ongoing confidential surveys with a variety of stakeholder audiences that produce quantifiable, actionable data around their perceptions of Target. In addition, we regularly complete confidential interviews with key stakeholder partners to gather specific feedback around Target's overall reputation and efforts related to its priority corporate responsibility focus areas.

Education

Through strategic partnerships with local and national education organizations, Target is on track to give $1 billion for education by 2015, with a significant portion of this giving going toward helping more U.S. children read proficiently by the end of third grade. Collaborative relationships with key stakeholders in the education space—including ongoing dialogue with educators at all levels—help us to tailor existing grants and support the development of innovative new programs to meet the specific needs of students and teachers in local communities and drive a measurable impact on K-3 literacy.

Some of our core partners include Children's Literacy Initiative (CLI), America's Promise Alliance (APA), Minnesota Reading Corps (MRC), and The Heart of America Foundation (HOA). We proudly work with each of these organizations on our strategic philanthropic efforts, which includes funding education programs, collaborating on joint projects, and convening thought leaders to share learning and inspire action.

As a result of our work with these partners, we are increasing our own internal knowledge and capacity to understand local communities' needs and deploy necessary education resources, ultimately helping kids learn, schools teach and parents and caring adults engage. For example, our partnership with CLI has enabled the creation of an online professional development portal, called the CLI Model Classroom, for teachers nationally. This initiative provides teachers with the tools and knowledge to better meet children's specific learning requirements and achieve improved literacy rates. Through our partnership with HOA, we have helped to expand the Target School Library Makeover program across the nation, bringing new reading resources and creative educational environments to schools challenged by shrinking budgets. We are also leveraging our role as a convener, bringing together education experts from universities, local governments, elementary schools and education technology companies to develop a literacy framework that helps drive improved children's literacy outcomes.

These and other collaborations are critical to our business because they support healthy, thriving communities and a well-educated future workforce for Target. Looking forward, we aim to work with our partners to better evaluate the effectiveness of our programs to determine how to continue to scale the most impactful approaches that drive measurable student academic outcomes.

Environment

Target actively engages with NGOs to guide our work in addressing our guests' and communities' key environmental concerns, including climate change, energy efficiency, product safety and sustainable fisheries. Engagement with a diverse range of stakeholders including our guests, team members and environmental organizations helped inform the development of our four sustainability commitments: sustainable living, sustainable products, smart development and efficient operations . We continue to collaborate with environmental organizations and experts to help guide further action on these commitments.

We partner with the World Resources Institute (WRI), Natural Resources Defense Council (NRDC), Forum for the Future, ENERGY STAR, SmartWay and FishWise, among others, by participating in collaborative programs aligned with our commitments. We also partner with issue experts from these organizations to develop specific action plans and goals.

For example, we worked with a team of experts from WRI to develop new approaches to smart development, sustainable urban stores and green architecture. WRI is helping us think creatively about how smart design can minimize the impact of our stores.

Our partnerships have also helped us to bring more sustainable products into our stores and influence the practices of our vendors. With FishWise, we put into place a strong sustainable seafood strategy and drastically reduced the amount of fish we purchase from unsustainable sources. This work helped us to be listed as one of the top performers on Greenpeace's Supermarket Seafood Sustainability Scorecard in 2011.

Through our participation in SmartWay we have the tools and technologies to reduce fuel use and emissions of our truck fleet. We leverage the partnership to encourage our logistics providers to adopt SmartWay approaches and help reduce the environmental impacts of shipping and transportation more widely.

Our stakeholder engagement has helped to transition Target's sustainability strategy beyond risk identification and management to a focus that also emphasizes innovation and collaboration. This evolution strengthens our business and helps us to influence the sustainability practices of the entire retail sector.

Well-being

With the guidance of our stakeholders, we are striving to create a culture of well-being for all Target team members and promoting healthy lifestyles in communities where we have operations. Through our partnerships with expert organizations including the Alliance to Make U.S. Healthiest, the American Heart Association, the American Cancer Society, Gallup, the American Pharmacists Association, and the Alliance for a Healthier Minnesota, we better understand current industry practices, and opportunities to drive our well-being strategy. We work with these partners to share information about health issues, to develop innovative workplace and community programs, and to host events and forums on topics such as nutrition and disease prevention.

Target was a charter member of the Alliance to Make U.S. Healthiest and was one of the first pilot companies to receive accreditation for our team member well-being policies and programs. As an alpha company participating in the process, we had the opportunity to further refine the accreditation process and exchange ideas with thought leaders on creating work environments that promote healthy living.

We are also actively working with Gallup to apply their research and expertise to create a culture of health and well-being at Target. This partnership helped shape our "Be You. Be Target." Campaign, which engages team members throughout our organization and fosters well-being champions in every store, distribution center and headquarters location worldwide.

We work closely with the American Heart Association and the American Cancer Society and other organizations to drive awareness of prevention opportunities and to encourage guests to integrate healthy products into their lifestyles. Our relationship with the American Academy of Physician Assistants and American Association of Colleges of Pharmacy includes event sponsorship, board involvement, and a specialized grant program to support our team members to go back to school.

Safety & Preparedness

Target is dedicated to keeping our communities and our guests safe, and we work with partners at both the national and the local level to deliver on this commitment. At the national level, we work with key enablers of public safety including Department of Homeland Security, the Department of Justice, the Centers for Disease Control and Prevention, the Federal Bureau of Investigation and the American Red Cross. Our direct relationships with these organizations allow us to provide insight into the private sector as well as co-create the supporting role the private sector can take in aiding in national security. In addition, we partake in information-sharing platforms that have expanded through our partnership. Target works in real time alongside the Federal Emergency Management Agency and other government organizations when issues of national security arise, demonstrating the evolution of our relationship from partners to direct collaborators.

At the local level, we work with local law-enforcement agencies, state and local emergency agencies and state health organizations to share information, support investigation centers, provide information to solve crimes and help train officers. We also work with local agencies to develop rapid response plans when natural or human-caused disasters strike. These partnerships enhance the safety of our team members, guests, facilities and communities. They also help protect our business and ensure that we are prepared in the event of an emergency.

Our successful collaborations with our safety and preparedness stakeholders have advanced the whole concept of public-private partnerships. We are now working with Harvard University and other institutions to develop curricula for first responders and find best practices worldwide. Our stores are now recognized as part of the critical infrastructure of safe communities and we in turn have significantly improved our ability to manage safety risks.

Responsible Sourcing

We hold ourselves to high performance standards, no matter where we do business, and we expect our business partners and vendors around the world to do the same. Our partners include manufacturers, contractors and suppliers who provide merchandise, materials and support for our new-store construction. We will not knowingly work with any company that does not comply with our ethical standards, which are benchmarked against those of other companies, and co-created with NGOs focused on social responsibility.

Our engagement with other organizations on responsible sourcing also allows us to better understand the complex issues that can lead to risks of non-compliance, and motivates us to develop creative solutions to improve audit processes and help suppliers better understand our expectations. We regularly engage with the Center for Reflection, Education and Action and the Department of Labor to identify opportunities to improve our own performance and share our approach to responsible sourcing more widely throughout the industry. We also collaborate with the National Resources Defense Council's Clean by Design program and the Sustainable Apparel Coalition to be on the leading edge of responsible sourcing.

Our work with these partners is helping to improve the environmental social impacts of suppliers around the world. As a result of our engagement with our many responsible sourcing partners, we have improved our compliance and auditing approaches so that they provide us more valuable information to gauge supplier performance. We also have improved our ability to partner with suppliers to address potential risks and improve management practices—all leading to improved supplier performance.

Great Place to Work

We partner with a number of external experts and stakeholders—for example, Gallup and the Executive Leadership Council—to leverage their knowledge and tools to help us better understand our team members' needs and create a great place to work.

We work with thought leaders from these partner organizations to continuously improve our ability to coach and mentor future leaders, build teams and nurture talent. We leverage their thinking for our strategy-setting, using surveys, interviews and our partners' insights to understand team members' talents and identify opportunities to help them grow in their careers. In addition, we participate in event sponsorship, lead local community volunteering projects for our team members, and are actively engaged in increasing our internal diversity. These partnerships, and the programs they have influenced, have had a direct and positive impact on our ability to develop future leaders. Our team member survey indicates a high level of satisfaction with our approaches to career development.

We also have longstanding partnerships with organizations such as DiversityInc, the Hispanic Association on Corporate Responsibility, the NAACP and the Executive Leadership Council to continuously drive a culture of diversity and inclusion. We regularly conduct surveys with the NAACP to help us understand our performance, how we are perceived and how we can improve. By doing so we hold ourselves accountable to our commitment to a diverse and inclusive team. Additionally, through learning events, seminars and leadership roundtables, we work with these partners to drive our diversity strategy and forge connections across the country. This ongoing engagement helps create a thriving, innovative environment at Target and a great place to work for our team members.

Looking Forward

At Target, we are looking ahead to continuously evolve our work with stakeholders, and working together to evaluate the impact we are having so that we can develop innovative, practical solutions to our priorities. We want to ensure that our efforts continually align with our key stakeholders' priorities, and in the process we are making Target a stronger business for our guests, team members and communities.

corporate governance

At Target, we have actively supported strong corporate governance practices for decades. Many of the practices and policies that guide our company today were initiated more than 50 years ago by the Dayton brothers during their tenure as the company's leaders. Our Board of Directors recognizes that our corporate governance practices must continually evolve to effectively serve our guests, team members, shareholders and the communities in which we do business.

The details of our approach to corporate governance can be found in our Corporate Governance Guidelines and our Annual Proxy Statements.

Reputation Governance

In 2011, Target established a formal reputation governance model to lead our corporate responsibility efforts. Three members of Target's executive committee are the Executive Sponsors of the Reputation Steering Committee, which meets monthly to provide leadership and alignment with our broader business strategy. All of the work is guided by Target's Board of Directors Corporate Responsibility Committee, which meets on a regular basis throughout the year.

2011 goals & progress summary

education

on track

GOAL
double education support

double Target's year-end 2009 cumulative support of education, with a focus on reading, to $1 billion


by FYE 2015 $1billion
FYE 2011 $679million
FYE 2009 $500million

achieved

GOAL
improve more school libraries

complete 42 more Target School Library Makeovers at in-need schools


by FYE 2011 118 library makeovers
FYE 2010 76 library makeovers

new

GOAL
increase reading proficiency

improve even more school libraries

complete an additional 32 Target School Library Makeovers at in-need schools

increase reading support

provide $1.5 million in grants to more than 100 Target School Library Makeover alumni schools to increase reading achievement

implement literacy pilots

implement innovative literacy pilots in two additional school districts


150 library
118 library
$1.5 million
3 school districts
1 school district

88% achieved

GOAL
increase book donations

donate 2 million books as part of the Target School Library Makeover and Target Books for Schools Award programs


by FYE 2011 2 million donations
FYE 2011 1.76 million donations
FYE 2010 1.125 million donations

on track

GOAL
increase TCOE giving
increase cumulative giving to schools nationwide through Target's signature Take Charge of Education (TCOE) program to $425 million


$298 million
$324 million
$425 million
FYE 2010
FYE 2011

new

GOAL
improve owned-brand packaging sustainability
enhance at least 50 owned-brand packaging designs to be more sustainable


by FYE 2016
50 packaging designs
FYE 2011

environment

new

GOAL
increase sustainable seafood selection
ensure that our fresh and frozen seafood selection is 100 percent sustainable, traceable, or in a time-bound improvement process by FYE 2015


40% of seafood selection
100% of seafood selection
by FYE 2015

on track

GOAL
reduce waste
reduce the amount of operating waste sent to landfill by 15 percent


32% waste to landfill
1% increase
15% reduction
FYE 2009
FYE 2011
by FYE 2015

needs improvement

GOAL
reduce water use
reduce water use by 10 percent per square foot


3.42 billion gallons
FYE 2009
0.3% reduction per square foot
FYE 2011
10% reduction per square foot
by FYE 2015

needs improvement

GOAL
increase ENERGY STAR certifications
earn the ENERGY STAR for at least 75 percent of U.S. Target buildings


8% buildings certified
21% buildings certified
75% buildings certified
FYE 2009
FYE 2011
by FYE 2015

on track

GOAL
reduce greenhouse gas emissions
reduce scope 1 and scope 2 greenhouse gas emissions by 10 percent per square foot and 20 percent per million dollars of retail sales

per square foot


.0112 tons CO2 eq. per square foot
5% reduction per square foot
10% reduction per square foot
FYE 2007
FYE 2011
by FYE 2015

per million dollars of retail sales


46.75 tons CO2 eq. per million dollars of retail sales
3% reduction per million dollars of retail sales
20% reduction per million dollars of retail sales
FYE 2007
FYE 2011
by FYE 2015

GOAL
improve transportation efficiencies

on track

improve the efficiency of general merchandise transportation inbound to distribution centers by 15 percent and outbound by 20 percent and support the adoption of cleaner and more fuel-efficient transportation practices

inbound


1.1 cartons per mile
FYE 2009


29% improvement cartons per mile
FYE 2011


15% improvement cartons per mile
by FYE 2015

outbound


9.95 cartons per mile
FYE 2009


22% improvement cartons per mile
FYE 2011


20% improvement cartons per mile
by FYE 2015

health & well-being

GOAL
increase health assessments

on track

increase the percentage of team members and spouses/domestic partners enrolled in a Target health plan completing a health assessment to 80 percent


26% of team members
20% of team members
80% of team members
FYE 2010
FYE 2011
by FYE 2015

GOAL
increase biometric health screenings

on track

increase the percentage of team members and spouses/domestic partners enrolled in a Target health plan completing a biometric health screening to 80 percent


15% of team members
24% of team members
80% of team members
FYE 2010
FYE 2011
by FYE 2015

Increase Team Member Engagement

GOAL

modified

increase breast cancer screenings

increase the percentage of eligible team members and their families enrolled in a Target health plan getting breast cancer screenings to 76 percent


57% of team members
76% of team members
FYE 2011
by FYE 2015

GOAL

modified

increase cervical cancer screenings

increase the percentage of eligible team members and their families enrolled in a Target health plan getting cervical cancer screenings to 79 percent


73% of team members
79% of team members
FYE 2011
by FYE 2015

GOAL

modified

increase colon cancer screenings

increase the percentage of eligible team members and their families enrolled in a Target health plan getting colon cancer screenings to 63 percent


63% of team members
31% of team members
FYE 2011
by FYE 2015

GOAL

new

increase diabetes HbA1c testing compliance

increase the percentage of eligible team members and their families enrolled in a Target health plan getting diabetes testing to 91 percent


75% of team members
91% of team members
FYE 2011
by FYE 2015

on track

GOAL

Increase use of financial tools

increase the percentage of team members participating in the Target 401(k) who are using financial tools and resources provided by Target to 30 percent

15% of team members



FYE 2010

18% of team members



FYE 2011

30% of team members



by FYE 2015

volunteerism

on track

GOAL

Increase volunteer hours

strengthen local communities and help kids learn, schools teach and parents and caring adults engage by increasing team member volunteer hours to 700,000 annually



430k volunteer hours

FYE 2010



475k+ volunteer hours

FYE 2011



700k volunteer hours

by FYE 2015

about this report

Audience

This report is intended to provide information useful to Target's many stakeholders, including our guests, team members, investors, business partners, community members and governmental and nongovernmental organizations. We use it to inform stakeholders about our performance as a corporate citizen—both where it is strong and where opportunities exist for continued progress.

Scope

This report focuses primarily on our United States operations, excluding Target Canada operations as our first Canadian stores will not open until 2013. It reflects our activities and results for fiscal year 2011 (Feb. 1, 2011—Jan. 28, 2012) and also includes forward-looking statements about our business plans, initiatives and objectives.

Report Standards

This report uses the Global Reporting Initiative (GRI) 3.1 framework, which Target recognizes as one of the most credible and widely-used standards for reporting environmental, social and governance performance. We believe it helps bring focus to our continued and evolving work as a responsible corporate citizen.

GRI Application Level Criteria

Standard Disclosures / Report Application Level	C	C+	B	B+	A	A+
Profile Disclosures (OUTPUT)	Report on: 1.1 2.1 - 2.10 3.1 - 3.8, 3.10 - 3.12 4.1 - 4.4, 4.14 - 4.15	Report Externally Assured	Report on all criteria listed for Level C plus: 1.2 3.9, 3.13 4.5 - 4.13, 4.16 - 4.17	Report Externally Assured	Same as requirement for Level B	Report Externally Assured
Disclosures on Management Approach (OUTPUT)	Not Required		Management Approach Disclosures for each Indicator Category		Management Approach disclosed for each Indicator Category	
Performance Indicators & Sector Supplement Performance Indicators (OUTPUT)	Report fully on a minimum of any 10 Performance Indicators, including at least one from each of: social, economic, and environment.**		Report fully on a minimum of any 20 Performance Indicators, at least one from each of: economic, environment, human rights, labor, society, product responsibility.***		Respond on each core and Sector Supplement* indicator with due regard to the materiality Principle by either: a) reporting on the indicator or b) explaining the reason for its omission.	

* Sector supplement in final version
** Performance Indicators may be selected from any finalized Sector Supplement, but 7 of the 10 must be from the original GRI Guidelines
*** Performance Indicators may be selected from any finalized Sector Supplement, but 14 of the 20 must be from the original GRI Guidelines


Global
Reporting
Initiative™

Statement
GRI Application Level Check

GRI hereby states that **Target Corporation** has presented its report "2011 Corporate Responsibility Report" to GRI's Report Services which have concluded that the report fulfills the requirement of Application Level C.

GRI Application Levels communicate the extent to which the content of the G3.1 Guidelines has been used in the submitted sustainability reporting. The Check confirms that the required set and number of disclosures for that Application Level have been addressed in the reporting and that the GRI Content Index demonstrates a valid representation of the required disclosures, as described in the GRI G3.1 Guidelines.

Application Levels do not provide an opinion on the sustainability performance of the reporter nor the quality of the information in the report.

Amsterdam, 15 June 2012


C
GRI REPORT
GRI CHECKED

Nelmara Arbex
Deputy Chief Executive
Global Reporting Initiative

The Global Reporting Initiative (GRI) is a network-based organization that has pioneered the development of the world's most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide. The GRI Guidelines set out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance. www.globalreporting.org

Disclaimer: Where the relevant sustainability reporting includes external links, including to audio visual material, this statement only concerns material submitted to GRI at the time of the Check on 5 June 2012. GRI explicitly excludes the statement being applied to any later changes to such material.

Key Risks

A wide range of social, environmental and governance issues have an impact on our business, either directly or through our global operations and supply chain. Consequently, we monitor and manage a continually evolving set of issues. At Target, key risks are identified on an annual basis and are shared with and assessed on an ongoing basis by several entities, including Target's Executive Committee, Target's Board of Directors, and the Audit and Corporate Responsibility Committees, comprised of members of the Board. Internally, a cross-functional team made up of representatives and subject-matter experts from functional areas of the company involved in corporate responsibility and risk management engage in ongoing work to monitor emerging trends and areas in need of risk mitigation. Additional information about our approach to risk management and our principal risks is detailed in our 2011 Annual Report, found at Target.com/investors.

Our corporate responsibility goals, summarized on pages 47-52 of this report, address several key social and environmental challenges deemed as priority areas of corporate responsibility for Target, some of which were identified in partnership with key stakeholders. More information about our approach to stakeholder engagement can be found on pages 43-45. Further information about our approach to social, environmental and governance issues can be found throughout this report.

Issue Identification and Prioritization

In 2010, Target identified an initial list of reputation issues that are important to our key stakeholders and also align with the company's mission and strategic priorities. These are issues around which Target can leverage our business expertise, legacy of giving and service, partnerships and collaborations, and our role as a responsible employer—all to positively impact communities. We worked to understand the scope of our efforts and validate these issues with stakeholders.

Key qualitative inputs and considerations that informed our issue identification and prioritization included: Target's strategic priorities; benchmark company research; issue inventory sessions that brought together issue owners and relevant team members for collective input that truly represented that full scope of our efforts; research and monitoring of the external landscape; and in-depth interviews and focus groups with key stakeholders, including guests, shareholders, policy influencers, media, directors, retail and non-retail vendors, designers and brand partners, community organizations, think tanks, trade associations and business groups, and law enforcement.

Key quantitative inputs included: results from online surveys that measure stakeholder perceptions of Target and competitors; message testing to gain insight into the authenticity, clarity and credibility of issue-specific messages; and information from our Guest Insights team.

Ultimately, we identified six key priority issues, which provide the structure for this report: education, health and well-being, employment brand, sustainability, safety and preparedness, and responsible sourcing.

In 2012, we will continue to refine this work by conducting a formal materiality assessment to identify, evaluate and prioritize the top reputation issues for Target and our stakeholders.

Target Annual Report

Our 2011 Annual Report contains comprehensive information about our financial performance and governance. It is published online and can be downloaded in PDF format at Target.com/investors.

Additional Information

This report complements other information available on our corporate responsibility website, Target.com/hereforgood. We are committed to reporting our ongoing progress online and invite you to visit periodically for updates.

Past corporate responsibility reports are archived at Target.com/hereforgood.

GRI G3.1 index

INDICATOR	DESCRIPTION	PAGE(S)
Standard Disclosures Part I: Profile Disclosures		
Strategy and Analysis		
1.1	Statement from the most senior decision-maker of the organization.	3
1.2	Description of key impacts, risks, and opportunities.	54
Organizational Profile		
2.1	Name of the organization.	4
2.2	Primary brands, products, and/or services.	4
2.3	Operational structure of the organization, including main divisions, operating companies, subsidiaries, and joint ventures.	4
2.4	Location of organization's headquarters.	4
2.5	Number of countries where the organization operates, and names of countries with either major operations or that are specifically relevant to the sustainability issues covered in the report.	4
2.6	Nature of ownership and legal form.	4
2.7	Markets served (including geographic breakdown, sectors served, and types of customers/beneficiaries).	4
2.8	Scale of the reporting organization.	4
2.9	Significant changes during the reporting period regarding size, structure, or ownership.	4
2.10	Awards received in the reporting period.	59
Report Parameters		
3.1	Reporting period (e.g., fiscal/calendar year) for information provided.	53
3.2	Date of most recent previous report (if any).	54
3.3	Reporting cycle (annual, biennial, etc.)	54
3.4	Contact point for questions regarding the report or its contents.	BACK COVER
3.5	Process for defining report content.	53, 54
3.6	Boundary of the report (e.g., countries, divisions, subsidiaries, leased facilities, joint ventures, suppliers). See GRI Boundary Protocol for further guidance.	53
3.7	State any specific limitations on the scope or boundary of the report (see completeness principle for explanation of scope).	53
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that can significantly affect comparability from period to period and/or between organizations.	53
3.9	Data measurement techniques and the bases of calculations, including assumptions and techniques underlying estimations applied to the compilation of the Indicators and other information in the report. Explain any decisions not to apply, or to substantially diverge from, the GRI Indicator Protocols.	53
3.10	Explanation of the effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g., mergers/acquisitions, change of base years/periods, nature of business, measurement methods).	53
3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report.	53
3.12	Table identifying the location of the Standard Disclosures in the report.	55-58
3.13	Policy and current practice with regard to seeking external assurance for the report.	53
Governance, Commitments and Engagement		
4.1	Governance structure of the organization, including committees under the highest governance body responsible for specific tasks, such as setting strategy or organizational oversight.	46
4.2	Indicate whether the Chair of the highest governance body is also an executive officer.	3
4.3	For organizations that have a unitary board structure, state the number and gender of members of the highest governance body that are independent and/or non-executive members.	31
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body.	46
4.5	Linkage between compensation for members of the highest governance body, senior managers, and executives (including departure arrangements), and the organization's performance (including social and environmental performance).	46
4.6	Processes in place for the highest governance body to ensure conflicts of interest are avoided.	46
4.7	Process for determining the composition, qualifications, and expertise of the members of the highest governance body and its committees, including any consideration of gender and other indicators of diversity.	46
4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation.	46
4.9	Procedures of the highest governance body for overseeing the organization's identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles.	46
4.10	Processes for evaluating the highest governance body's own performance, particularly with respect to economic, environmental, and social performance.	46

4.11	Explanation of whether and how the precautionary approach or principle is addressed by the organization.	46
4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses.	23-28, 35, 43-45
4.13	Memberships in associations (such as industry associations) and/or national/international advocacy organizations in which the organization: *Has positions in governance bodies; *Participates in projects or committees; *Provides substantive funding beyond routine membership dues; or *Views membership as strategic.	39, 40, 43-45
4.14	List of stakeholder groups engaged by the organization.	43-45
4.15	Basis for identification and selection of stakeholders with whom to engage.	43-45, PARTIALLY REPORTED
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group.	43-45
4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting.	43-45
Standard Disclosures Part II: Disclosures on Management Approach		
DMA EC	Disclosure on Management Approach Economic	2011 ANNUAL REPORT, 54, PARTIALLY REPORTED
DMA EN	Disclosure on Management Approach Environment	11 PARTIALLY REPORTED
DMA LA	Disclosure on Management Approach Labor and Decent Work	31-33 PARTIALLY REPORTED
DMA HR	Disclosure on Management Approach Human Rights	24, 25 PARTIALLY REPORTED
DMA SO	Disclosure on Management Approach Society	3, 6, 7, 37, 38 PARTIALLY REPORTED
DMA PR	Disclosure on Management Approach Product Responsibility	28, 29 PARTIALLY REPORTED
Standard Disclosures Part III: Performance Indicators		
Economic		
EC1	Direct economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments.	2011 ANNUAL REPORT, 7, 8, 17
EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change.	NOT REPORTED
EC3	Coverage of the organization's defined benefit plan obligations.	2011 ANNUAL REPORT PARTIALLY REPORTED
EC4	Significant financial assistance received from government.	NOT REPORTED
EC5	Range of ratios of standard entry level wage by gender compared to local minimum wage at significant locations of operation.	NOT REPORTED
EC6	Policy, practices, and proportion of spending on locally-based suppliers at significant locations of operation.	32 PARTIALLY REPORTED
EC7	Procedures for local hiring and pro portion of senior management hired from the local community at significant locations of operation.	NOT REPORTED
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro bono engagement.	8 PARTIALLY REPORTED
EC9	Understanding and describing significant indirect economic impacts, including the extent of impacts.	NOT REPORTED
Environmental		
EN1	Materials used by weight or volume.	NOT REPORTED
EN2	Percentage of materials used that are recycled input materials.	NOT REPORTED
EN3	Direct energy consumption by primary energy source.	NOT REPORTED
EN4	Indirect energy consumption by primary source.	NOT REPORTED
EN5	Energy saved due to conservation and efficiency improvements.	15, 16 PARTIALLY REPORTED
EN6	Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives.	NOT REPORTED
EN7	Initiatives to reduce indirect energy consumption and reductions achieved.	NOT REPORTED
EN8	Total water withdrawal by source.	14, 15
EN9	Water sources significantly affected by withdrawal of water.	NOT REPORTED
EN10	Percentage and total volume of water recycled and reused.	NOT REPORTED
EN11	Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	NOT REPORTED
EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.	NOT REPORTED
EN13	Habitats protected or restored.	13 PARTIALLY REPORTED
EN14	Strategies, current actions, and future plans for managing impacts on biodiversity.	NOT REPORTED
EN15	Number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.	NOT REPORTED
EN16	Total direct and indirect greenhouse gas emissions by weight.	NOT REPORTED
EN17	Other relevant indirect greenhouse gas emissions by weight.	NOT REPORTED
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved.	15, 16
EN19	Emissions of ozone-depleting substances by weight.	NOT REPORTED

EN20	NOx, SOx, and other significant air emissions by type and weight.	NOT REPORTED
EN21	Total water discharge by quality and destination.	NOT REPORTED
EN22	Total weight of waste by type and disposal method.	13,14 PARTIALLY REPORTED
EN23	Total number and volume of significant spills.	NOT REPORTED
EN24	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.	NOT REPORTED
EN25	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the reporting organization's discharges of water and runoff.	NOT REPORTED
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation.	11-17 PARTIALLY REPORTED
EN27	Percentage of products sold and their packaging materials that are reclaimed by category.	NOT REPORTED
EN28	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.	NOT REPORTED
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce.	17 PARTIALLY REPORTED
EN30	Total environmental protection expenditures and investments by type.	NOT REPORTED

Social: Labor Practices and Decent Work

LA1	Total workforce by employment type, employment contract, and region, broken down by gender.	4, 31 PARTIALLY REPORTED
LA2	Total number and rate of new employee hires and employee turnover by age group, gender, and region.	NOT REPORTED
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations.	33
LA4	Percentage of employees covered by collective bargaining agreements.	NOT REPORTED
LA5	Minimum notice period(s) regarding significant operational changes, including whether it is specified in collective agreements.	NOT REPORTED
LA6	Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs.	NOT REPORTED
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region and by gender.	NOT REPORTED
LA8	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases.	NOT REPORTED
LA9	Health and safety topics covered in formal agreements with trade unions.	NOT REPORTED
LA10	Average hours of training per year per employee by gender, and by employee category.	NOT REPORTED
LA11	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings.	32, 36 PARTIALLY REPORTED
LA12	Percentage of employees receiving regular performance and career development reviews, by gender.	32
LA13	Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity.	31
LA14	Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation.	NOT REPORTED
LA15	Return to work and retention rates after parental leave, by gender.	NOT REPORTED

Social: Human Rights

HR1	Percentage and total number of significant investment agreements and contracts that include clauses incorporating human rights concerns, or that have undergone human rights screening.	NOT REPORTED
HR2	Percentage of significant suppliers, contractors and other business partners that have undergone human rights screening, and actions taken.	21
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained.	NOT REPORTED
HR4	Total number of incidents of discrimination and actions taken.	NOT REPORTED
HR5	Operations and significant suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and actions taken to support these rights.	NOT REPORTED
HR6	Operations and significant suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor.	22, 23, 26
HR7	Operations and significant suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor.	22, 23
HR8	Percentage of security personnel trained in the organization's policies or procedures concerning aspects of human rights that are relevant to operations.	NOT REPORTED
HR9	Total number of incidents of violations involving rights of indigenous people and actions taken.	24-26
HR10	Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments.	21 PARTIALLY REPORTED

HR11	Number of grievances related to human rights filed, addressed and resolved through formal grievance mechanisms.	NOT REPORTED
Social: Society		
SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs.	NOT REPORTED
SO2	Percentage and total number of business units analyzed for risks related to corruption.	NOT REPORTED
SO3	Percentage of employees trained in organization's anti-corruption policies and procedures.	37
SO4	Actions taken in response to incidents of corruption.	NOT REPORTED
SO5	Public policy positions and participation in public policy development and lobbying.	38, 39
SO6	Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country.	39-42
SO7	Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes.	NOT REPORTED
SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations.	NOT REPORTED
SO9	Operations with significant potential or actual negative impacts on local communities.	NOT REPORTED
SO10	Prevention and mitigation measures implemented in operations with significant potential or actual negative impacts on local communities.	NOT REPORTED
Social: Product Responsibility		
PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures.	28, 29 PARTIALLY REPORTED
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes.	NOT REPORTED
PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements.	NOT REPORTED
PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes.	NOT REPORTED
PR5	Practices related to customer satisfaction, including results of surveys measuring customer satisfaction.	NOT REPORTED
PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship.	NOT REPORTED
PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship by type of outcomes.	NOT REPORTED
PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data.	NOT REPORTED
PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.	NOT REPORTED

2011 awards

Fortune
magazine ranked Target No. 22 on its list of "World's Most Admired Companies"

Fortune
magazine included Target on its list of "Blue-Ribbon Companies," with four appearances on Fortune lists

Ethisphere Institute
named Target one of the "World's Most Ethical Companies"

Corporate Responsibility Magazine
ranked Target No. 42 on its list of "100 Best Corporate Citizens"

DiversityInc
magazine ranked Target No. 44 on its list of "Top 50 Companies for Diversity"

Forbes
magazine ranked Target No. 23 on its list of "America's Most Reputable Big Companies"

Universum
ranked Target No. 44 on its "Ideal Employer List" as surveyed by American MBAs, No. 31 as surveyed by American Undergraduates, and No. 30 as surveyed by U.S Professionals

Corporate Women Directors International
ranked Target No. 4 on its list of global companies with the highest percentage of women board directors

Women's Business Enterprise National Council
named Target as one of "America's Top Corporations for Women's Business Enterprises"

Alliance to Make US Healthiest
awarded Target silver level HealthLead accreditation for our team member well-being initiatives

Orion International
included Target on its list of Top 20 Military Friendly Companies

Greenpeace
rated Target the No. 2 retailer on its "Carting Away the Oceans" sustainable seafood scorecard



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